                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of:  March 2000                  Commission File Number:  1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                            Form 40-F       X
                       ------------                     -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                  No              X
                       ------------                     -----------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

       EXHIBIT                                DESCRIPTION OF EXHIBIT
       -------                                ----------------------

EXHIBIT 1               Reconciliation to U.S. GAAP

EXHIBIT 2 Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 1999

EXHIBIT 3 Management's Discussion and Analysis for the fiscal year ended December 31, 1999, dated February 24, 2000

EXHIBIT 4               Consent of PricewaterhouseCoopers LLP

EXHIBIT 5               Consent of Gilbert Laustsen Jung Associates Ltd.

                   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM



                                FEBRUARY 24, 2000

                             ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----

               GLOSSARY OF TERMS...............................................................   iii
               CONVERSION TABLE................................................................    vi
               ITEM 1  INCORPORATION...........................................................    1
                    Incorporation of the Issuer................................................    1
                    Subsidiaries of Suncor.....................................................    1
               ITEM 2  GENERAL DEVELOPMENT OF THE BUSINESS.....................................    1
                    Five-Year Highlights.......................................................    2
               ITEM 3  NARRATIVE DESCRIPTION OF THE BUSINESS...................................    4
                 OIL SANDS.....................................................................    4
                    Operations.................................................................    4
                    Leasehold Interests and Royalties..........................................    5
                    Estimated Synthetic Crude Oil Reserves.....................................    6
                    Reserves Reconciliation....................................................    7
                    Revenues from Synthetic Crude Oil and Diesel...............................    7
                    Capital Expenditures.......................................................    8
                    Environmental Compliance...................................................    8
                 EXPLORATION AND PRODUCTION....................................................    8
                    Reserves and Reserves Reconciliation.......................................    8
                    Conventional Oil and Non-Conventional Heavy Oil............................    11
                    Natural Gas................................................................    12
                    Land Holdings..............................................................    14
                    Drilling...................................................................    15
                    Wells......................................................................    15
                    Sales and Sales Revenues...................................................    16
                    Marketing, Pipeline and Other Operations...................................    17
                    Capital and Exploration Expenditures.......................................    17
                    Environmental Compliance...................................................    17
                 SUNOCO........................................................................    18
                    Refining...................................................................    18
                    Retail Marketing...........................................................    20
                    Capital Expenditures.......................................................    20
                    Environmental Compliance...................................................    21
                 SUNCOR EMPLOYEES..............................................................    21
                 YEAR 2000 RESULTS.............................................................    21
                 RISK/SUCCESS FACTORS..........................................................    21
               ITEM 4  SELECTED CONSOLIDATED FINANCIAL INFORMATION.............................    26
                    Selected Consolidated Financial Information................................    26
                    Dividend Policy and Record.................................................    27
               ITEM 5  MANAGEMENT'S DISCUSSION AND ANALYSIS....................................    27
               ITEM 6  MARKET FOR THE SECURITIES OF THE ISSUER.................................    28
               ITEM 7  DIRECTORS AND OFFICERS..................................................    28
               ITEM 8  ADDITIONAL INFORMATION..................................................    31

                                GLOSSARY OF TERMS

INDUSTRY TERMS

BITUMEN/HEAVY OIL

         Tar-like form of oil that when extracted can be upgraded into light sour synthetic crude oil, light sweet synthetic crude oil and other petroleum products.

CAPABILITY

         For Oil Sands, the maximum output that can be achieved given that provisions must be made for planned maintenance, routine outages and required service.

CAPACITY

         Maximum output that can be achieved from a facility given ideal operating conditions.

CONVENTIONAL CRUDE OIL

         Oil produced through wells by normal oil field methods.

DOWNSTREAM

         This business segment manufactures, distributes and markets refined products from crude oil.

DRY HOLE/WELL

         An exploration or development well incapable of producing hydrocarbons, which is plugged, reclaimed and abandoned.

GROSS PRODUCTION/RESERVES

         Suncor's interest in gross production or gross reserves, as the case may be, before deducting Crown royalties, freehold and overriding royalty interests.

GROSS WELLS/LAND HOLDINGS

         Total number of wells or acres, as the case may be, in which Suncor has an interest.

HEAVY FUEL OIL

         Residue from refining of conventional crude oil that remains after lighter products such as gasoline, petrochemicals and heating oils have been extracted.

IN-SITU OIL

         Heavy oil that can be extracted from deep deposits of oil sands in-situ or in place, that is, without removing the overburden or other ground cover.

LIGHT SOUR SYNTHETIC CRUDE OIL

         Produced by Oil Sands. Requires only partial upgrading and contains a higher sulphur content than light sweet synthetic crude oil.

LIGHT SWEET SYNTHETIC CRUDE OIL

         Produced by Oil Sands. Blend of hydrocarbons resulting from thermal cracking and purifying of bitumen.

NATURAL GAS LIQUIDS

         Propane, butane, or pentane plus, or a combination thereof, obtained from processing of raw gas or condensates.

NET PRODUCTION/RESERVES

         Suncor's interest in total production or total reserves, as the case may be, after deducting Crown royalties, freehold and overriding royalty interests.

NET WELLS/LAND HOLDINGS

         Suncor's interest in the gross number of wells or gross number of acres, as the case may be, after deducting interests of partners.

OVERBURDEN

         Material overlying the oil sands that must be removed before mining. Consists of muskeg, glacial deposits and sand.

PROVED AND PROBABLE OIL SANDS RESERVES

         Annual estimates made by Suncor of recoverable bitumen reserves associated with Company surface mineable oil sands leases. The estimates are allocated between proven and probable categories based upon criteria agreed to by management and reviewed by independent consultants. The proved reserves are considered to be conservative estimates in which there is a very high degree of confidence. Probable reserves incorporate portions of the mine that have a lower drilling density and are expected to be recovered under current approvals for a period in excess of 30 years, if further expansions do not occur. There is at least a 50% chance that the proved plus probable reserve estimates will be exceeded. The bitumen estimates are converted to synthetic crude oil estimates on the basis of yields currently being obtained.

RESERVOIR

         Body of porous rock containing an accumulation of water, crude oil or natural gas.

SYNTHETIC CRUDE OIL

         Upgraded or partially upgraded crude oil from oil sands including light sweet synthetic and light sour synthetic crude oil.

UNDEVELOPED OIL AND GAS LANDS

         Lands on which no producing or commercially producible well has been drilled.

UPSTREAM

         These business segments explore for, acquire, develop, produce and market crude oil and natural gas, including the production of light sweet synthetic and light sour synthetic crude oil and other oil products from the oil sands.

UTILIZATION

         The average use of capability given that unplanned outages and unscheduled maintenance will occur.

WELLS

DEVELOPMENT WELL

         A well expected to produce from an oil or gas reservoir known to be productive.

DRILLED WELL

         A well having a defined status: gas well, oil well or dry and abandoned, after reclamation work.

EXPLORATORY WELL

         A well drilled in unproved or semi-proved territory with the intention to find commercial deposits of crude oil or natural gas in a new reservoir.

ACCOUNTING TERMS

BARREL OF OIL EQUIVALENT (BOE)

         Converts natural gas to oil on the approximate long-term economic equivalent basis that 10,000 cubic feet of natural gas equals one barrel of oil.

FINDING COSTS

         Includes the cost of and investment in undeveloped land, geological and geophysical activities, exploratory drilling and direct administrative costs necessary to discover oil and gas reserves.

DEVELOPMENT COSTS

         Includes all costs associated with moving reserves from other classes such as "proved", "proved undeveloped" and "probable" to the "proved developed" class.

LIFTING COSTS

         Includes all expenses related to the operation and maintenance of producing or producible wells, gas plants and gathering systems.

INTEREST COVERAGE -- CASH FLOW BASIS

         Cash provided from operating activities before interest expense and income tax payments divided by interest expense plus interest capitalized.

NET DEBT

         Long-term borrowings (including the current portion) plus short-term borrowings, less cash and cash equivalents.

OPERATING WORKING CAPITAL

         Current assets (excluding cash and cash equivalents) less current liabilities (excluding borrowings).

RETURN ON CAPITAL EMPLOYED

         Earnings before long-term interest expense as a percentage of average capital employed. Average capital employed is the total of shareholders' equity and debt (short-term borrowings and current and long-term borrowings) less significant capital projects in process at the beginning and end of the year divided by two.

RETURN ON SHAREHOLDERS' EQUITY

         Earnings as a percentage of average shareholders' equity. Average shareholders' equity is the aggregate of total shareholders' equity at the beginning and end of the year divided by two.

                                CONVERSION TABLE

        1 cubic metre m(3) = 6.29 barrels                  1 tonne = 0.984 tons (long)
        1 cubic metre (natural gas) = 35.49 cubic  feet    1 tonne = 1.102 tons (short)
        1 cubic metre (overburden) = 1.31 cubic yards      1 kilometre = 0.62 miles
                                                           1 hectare = 2.5 acres

Notes:

Conversion using the above factors on rounded numbers appearing in this Annual Information Form may produce small differences from reported amounts.

Some information in this Annual Information Form is set forth in metric units and some in imperial units.

                           FORWARD LOOKING STATEMENTS

        This Annual Information Form contains certain forward-looking statements which are based on Suncor's current expectations, estimates, projections and assumptions and were made by Suncor in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes and operating or financial results, are forward looking statements. Some of the forward looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "believes," "projects," "indicates," "could" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements as a result of known and unknown risks, uncertainties and other factors. The risks, uncertainties and other factors that could influence actual results include: changes in general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in foreign currency exchange rates; Suncor's ability to respond to changing markets; the ability of Suncor to produce and transport crude oil and natural gas to markets; Suncor's levels of capital expenditures; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including Project Millennium; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venturers; competitive actions of other companies, including increased competition from other oil and gas companies, other oil sands development projects, or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes or changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. Many of these risk factors are discussed in further detail throughout this Annual Information Form and in Management's Discussion and Analysis for the year ended December 31, 1999 and dated February 24, 2000, incorporated by reference herein. Readers are also referred to the risk factors described in other documents Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the Company.

ITEM 1  INCORPORATION

INCORPORATION OF THE ISSUER

         Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the CANADA BUSINESS CORPORATIONS ACT on August 22, 1979 of Sun Oil Company Limited, incorporated in 1923, and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, Suncor amalgamated with a wholly owned subsidiary under the CANADA BUSINESS CORPORATIONS ACT. In September 1995, Suncor's articles were amended to change the location of its registered office from Toronto, Ontario, to Calgary, Alberta. In April 1997, Suncor's articles were amended to divide its issued and outstanding shares on a two-for-one basis, and to change the company's name to Suncor Energy Inc. In January 2000, Suncor announced its intention to further subdivide its issued and outstanding shares on a two-for-one basis, subject to all necessary approvals including shareholder approval, at Suncor's annual and special meeting scheduled for April 19, 2000.

         Suncor's registered and principal office is currently located at 112--4th Avenue, S.W., Calgary, Alberta, T2P 2V5.

         In this Annual Information Form, references to "Suncor" or the "Company" include Suncor Energy Inc., its subsidiaries and joint venture investments unless the context otherwise requires.

SUBSIDIARIES OF SUNCOR

         Suncor has two principal subsidiaries. Sunoco Inc. is wholly owned by Suncor, and is incorporated under the laws of Ontario. Sunoco refines and markets petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures. In this Annual Information Form, references to "Sunoco" mean Sunoco Inc., its subsidiaries and joint venture investments, unless the context otherwise requires. Sunoco is unrelated to Sunoco, Inc. (formerly known as Sun Company, Inc.), which has offices in Pennsylvania.

         Suncor's second principal subsidiary is Suncor Energy Marketing Inc., which carries on business primarily in Ontario and Alberta, is wholly owned by Sunoco Inc. and is incorporated under the laws of Alberta. Suncor Energy Marketing Inc. has two divisions: the first, a crude oil marketing division, which markets certain products produced by Suncor's oil sands business unit ("Oil Sands") and Suncor's exploration and production business unit ("Exploration and Production" or "E&P"), as well as other third party products; the second is a petrochemicals marketing division, which principally manages its participation in a petrochemical products joint venture partnership.

ITEM 2  GENERAL DEVELOPMENT OF THE BUSINESS

         Suncor is a Canada-based integrated energy company. Suncor explores for, acquires, produces and markets crude oil and natural gas, refines crude oil, and markets petroleum and petrochemical products.

         Suncor has three principal operating business units. Oil Sands, based near Fort McMurray, Alberta, produces light sweet synthetic and light sour synthetic crude oil, diesel fuel and various custom blends from oil sands mined in the Athabasca region of northeastern Alberta, and markets these products in Canada and the United States. Exploration and Production , based in Calgary, Alberta, explores for, acquires, develops, produces and markets natural gas throughout North America and crude oil in Canada. Sunoco, headquartered in Toronto, refines crude oil and markets a broad range of petroleum products mostly in Ontario, and markets petrochemical products in the United States and Europe. In 1997 Sunoco started an energy marketing business and began marketing natural gas to residential and commercial customers in Ontario. Effective November 1, 1998 Suncor established a marketing subsidiary, Suncor Energy Marketing Inc., which among other things markets the products produced by Suncor's Oil Sands and E&P business units. In addition, on January 1, 2000, Suncor created an In-Situ and International Oil business development unit, which includes the Stuart Oil Shale Project in Australia and the Company's recently announced Firebag in-situ project.

         Sunoco completed construction and started commissioning of the Stuart Oil Shale demonstration plant in Queensland, Australia in 1999. Commissioning is behind schedule and a review is underway which will help determine when the project will be able to achieve reliable production. This project is currently being treated as a corporate project for segmented reporting purposes in the consolidated financial statements. A decision as to whether the technology is viable will be made in 2000.

         In 1999 Suncor produced approximately 120,200 barrels per day of crude oil and natural gas liquids (approximately 6 percent of Canada's crude oil production) and 226 million cubic feet per day of natural gas. In 1998, Suncor was the 3rd largest crude oil and gas liquids producer and 19th largest natural gas producer in Canada.

         In 1999, Suncor sold approximately 87,000 barrels (13,800 m3) per day of refined products, mainly in its core regional market of Ontario, with some exports to the United States and Europe. Suncor's refined product sales in Ontario represented approximately 16 % percent of Ontario's total refined product sales in 1999.

FIVE-YEAR HIGHLIGHTS

         In 1994 and 1995 Suncor announced a series of plans to increase production capability at the Oil Sands plant. Also in 1994 Suncor announced plans to expand its mining operation to leases and lots directly across the Athabasca River from the existing operation (the "Steepbank Mine"). The Steepbank Mine and fixed plant expansion were designed to operate for 20 years at an average production rate of 105,000 barrels a day. Regulatory approval to increase production relating to the Steepbank Mine and fixed plant expansion was received in 1997. Production from the Steepbank Mine commenced in the third quarter of 1998. During 1999, Oil Sands production averaged 105,600 barrels per day.

         In 1995, Sunoco, Inc. (formerly Sun Company, Inc.), Suncor's former principal shareholder, sold its 55 percent holding of Suncor common shares to a group of Canadian underwriters for resale to investors.

         In 1997, separate pipeline projects announced by Suncor and Enbridge Inc. ("Enbridge") (formerly IPL Energy Inc.) were combined into a single project to be constructed and owned by Enbridge Pipelines (Athabasca) Inc., a subsidiary of Enbridge, and initially operated by Suncor. Suncor expects the combined project will have capacity sufficient to meet Suncor's anticipated crude oil shipping requirements for the foreseeable future. Enbridge placed the pipeline into service in the second quarter of 1999.

         In June 1997, Sunoco and joint venture participants, Southern Pacific Petroleum NL ("SPP") and Central Pacific Minerals NL ("CPM") of Australia, announced the first stage of the Stuart Oil Shale Project in Gladstone, Queensland, Australia. The first phase is a 4,500-barrel per day demonstration plant. Sunoco's portion of the cost at the end of 1999 was $214 million ($237 million including capitalized interest of $23 million), an increase from the original estimated cost of $210 million. $82 million of this amount has been funded by way of project financing from SPP and CPM. The higher costs are due to the delay in the start up of the facility. The success of the Stuart Oil Shale Project is subject to uncertainty because of the developmental nature of the project and the inherent risks associated with the use of the new technology. If the project is unsuccessful, capitalized costs, including capitalized interest, investments in CPM and SPP and the project financing liability would be written off. The impact on future earnings, should this occur, is currently estimated to be a reduction in earnings of $55 million to $65 million. If the first stage of the project proves successful, the subsequent stages have the potential to increase production to 85,000 barrels per day within 10 years. Sunoco and SPP/CPM will ultimately have a 50/50 interest in the project. Suncor is the operator of the demonstration plant.

         In 1997, Suncor made investments in partly paid Restricted Class shares of SPP and CPM totalling $4 million. These investments convey to Suncor a right, but not an obligation, to fully pay for 18,850,000 and 57,000,000 Restricted Class shares of CPM and SPP, respectively, for an additional investment of approximately $64 million. The balance is payable within six months of the project becoming fully operational. If Suncor does not pay the balance owing on the shares as stipulated, its Restricted Class shares would be forfeited and the $4 million charged to expense. These Restricted Class Shares would be convertible into an equal number of common shares in June 2004, or earlier in certain circumstances.

         In July 1997, Suncor announced plans to invest $2.2 billion in a project ("Project Millennium") designed to increase Oil Sands' production capacity. Detailed engineering studies conducted in 1998 resulted in a revision of Project Millennium design capacity from the original estimate of 210,000 barrels per day to the current estimate of 225,000 barrels per day. The first phase of Project Millennium was a $190 million investment in the existing Oil

Sands plant designed to increase production to an estimated 130,000 barrels per day by 2001. The $2 billion second phase includes a $90 million technical, environmental and socio-economic assessment to determine an efficient and responsible approach to Project Millennium, which assessment was completed in 1998. Project Millennium was approved in 1999 by both Suncor's Board of Directors and by the Alberta Energy & Utilities Board. In February 1999, Suncor announced the integrated project team of Canadian based companies including Suncor who would undertake the engineering, procurement, construction, commissioning and start-up of Project Millennium. Project Millennium construction began in April 1999. At the end of 1999, construction of Phase 2 was 17% complete with engineering 79% complete. Also in 1997, Sunoco entered the natural gas marketing business in Ontario.

         In the first quarter of 1998 Suncor arranged syndicated credit facilities totaling $1.296 billion. Borrowings under the syndicated credit facilities will be used for general corporate purposes and have been arranged in anticipation of the Company's planned multi-billion dollar capital expenditure program over the next three years, primarily related to Project Millennium. The facilities are unsecured and rank equally with other unsecured and unsubordinated indebtedness of Suncor.

         During 1998, TransAlta Energy Corporation ("TransAlta") announced plans to build a cogeneration facility in Sarnia. Sunoco continues to evaluate its participation in TransAlta's project. Such involvement will be subject to enabling rules and regulations emanating from the Ontario government's electricity deregulation process. These rules and regulations include acceptable tariff structures currently under a rate hearing by the Ontario Energy Board. Due to the length of the deregulation process, start-up is now estimated to be in mid-2002, as opposed to the 1998 estimate of completion in 2001. If the project proceeds, it is expected to supply some of Sarnia's power consuming industries, including Sunoco's Sarnia refinery, with lower-cost power and steam.

         In March 1999, Suncor and TransAlta announced TransAlta's plans to build, own and operate a $315 million cogeneration facility at Suncor's Oil Sands site near Fort McMurray, to meet a portion of Oil Sands' electricity and steam requirements and to supply electricity to the Alberta power grid. The cogeneration facility is being built in phases and is designed to generate 360 megawatts of electricity when fully operational, which is expected to be in 2001. TransAlta estimates the first phase consisting of two gas turbines producing 220 megawatts of electricity will begin operation in early 2000. Commissioning of other cogeneration equipment is expected to continue throughout 2000. In October 1999 TransAlta also took over operation of Suncor's existing energy services plant.

         In September 1999, Dow Jones announced that Suncor was to be included in the newly formed Dow Jones Sustainability Index, which is the world's first family of global equity indices tracking the performance of 200 leading sustainability-driven companies in 68 industry groups in 22 countries.

         On January 27, 2000, Suncor announced a $750 million plan to further expand its Oil Sands business by adding a commercial scale in-situ project and increasing the upgrading capacity of its Fort McMurray operations. The plan is subject to Board of Directors and regulatory approval. The in-situ portion of the project, which will cost an estimated $450 million, is to be integrated with Suncor's open pit mining operation, and is designed to add up to 35,000 barrels of bitumen per day in 2004. Long-term plans call for further investments to increase in-situ production capacity in stages to approximately an additional 140,000 barrels of bitumen per day by the end of the decade.

         To give Suncor the capability to process the additional bitumen, the Company plans to expand its upgrading facilities by adding a vacuum tower complex. This $300 million upgrader expansion will be designed to enable Suncor's plant output to reach an estimated 260,000 barrels per day in 2004.

         Suncor also has plans to invest at least $100 million over the next five years to pursue alternative and renewable energy opportunities that include the capture and sequestration of carbon dioxide.

         For further information on the status of the Oil Sands Project Millennium, reference is made to the information under the headings "Outlook" in the OIL SANDS section of Suncor's Management's Discussion and Analysis for the year ended December 31, 1999 and dated February 24, 2000 ("MD&A"), which MD&A is incorporated by reference herein. For further information on the highlights of 1999, reference is also made to MD&A.

ITEM 3  NARRATIVE DESCRIPTION OF THE BUSINESS

                                    OIL SANDS

         Suncor produces light sweet synthetic and light sour synthetic crude oil and other petroleum products by mining the Athabasca oil sands in northeastern Alberta and upgrading the bitumen extracted at its plant near Fort McMurray, Alberta. The Oil Sands operations, accounting for over 90 percent of Suncor's conventional and synthetic crude oil production, represent a significant portion of Suncor's asset base, cash flow and earnings.

OPERATIONS

         Suncor's integrated Oil Sands business involves four operations: a mining operation using trucks and shovels to mine the oil sand; extraction which involves extracting bitumen from the oil sands; a heavy oil upgrading process, where bitumen is converted into lighter crude products and an energy services plant (operated by TransAlta), which provides the site with steam and electric power.

         The first step of the open pit mining operation is the removal of overburden with trucks and shovels to access the oil sands -- a mixture of sand, clay, and bitumen. The oil sands ore is transported to one of four sizing plants by a fleet of trucks. The ore is dumped into sizers where it is crushed and then transported to the extraction plant. On the west bank of the Athabasca river, the ore is transported by a conveyor system which stretches approximately three miles. On the east bank, a slurry of partially processed ore from the Steepbank Mine is transported by a hydrotransport system to the extraction plant on the west side of the river. Bitumen is extracted from the oil sands with a hot water process. After the final removal of impurities and minerals, naphtha is added as diluent to facilitate transportation to the upgrading plant.

         After transfer to the upgrading plant, the diluted bitumen is separated into naphtha and bitumen. The naphtha is recycled to be used again as diluent and the bitumen is upgraded through a coking and distillation process. The upgraded product, referred to as light sour synthetic crude oil, is either sold directly to customers or is further upgraded into light sweet synthetic crude oil by removing the sulphur and nitrogen using a hydrogen treating process. Three separate streams of refined crude oil are blended together according to customer specifications. Theese product blends are shipped approximately 270 miles in Suncor's pipeline to Edmonton, Alberta for sale and distribution to Suncor's Sarnia, Ontario refinery, as well as other customers in Canada and the United States. For a term that commenced in 1999 and extends to 2028, Oil Sands entered into a transportation service agreement with Enbridge for additional pipeline capacity. This agreement now allows for the shipment of light sour synthetic crude oil and bitumen from Fort McMurray, Alberta to Hardisty, Alberta. As the initial shipper on the pipeline, Suncor's annual tolls payable under the agreement could be subject to annual adjustments.

         Most of Oil Sands current energy needs are met by its energy services plant which uses mainly petroleum coke, a by-product of the coking process, as fuel. The operation also consumes natural gas. The natural gas used includes volumes produced by Suncor, as well as gas purchased from others. TransAlta began operating this facility in October 1999. In the future, Suncor's energy needs will be met from its existing energy services plant and the new TransAlta onsite cogeneration facility.

         In 1998, Suncor entered into an agreement with Nova Pipeline Ventures Limited Partnership, now known as TransCanada Pipeline Ventures Limited Partnership ("TCPV"), to provide Suncor with firm capacity on a new natural gas pipeline constructed by TCPV. This pipeline came into service in 1999.

         In 1998, Suncor's Steepbank Mine project on the east side of the Athabasca River began operations. The project included a mine site facilities complex, a 250 tonne capacity bridge over the Athabasca River, and a new ore preparation process. The new process utilizes crushers, slurry preparation equipment, and hydrotransport pumps to deliver an oil sand slurry across the Athabasca River through hydro-transport pipelines to the existing extraction plant.

         The Oil Sands plant is susceptible to loss of production due to the interdependence of its component systems. In 1999 two unplanned outages lasted a total of 16 days and resulted in approximately 1.8 million barrels of lost production. These outages were precipitated by a change in feedstock resulting from the operation of the new vacuum tower, a component of the fixed plant expansion. Parts of the unit that failed were redesigned during the second outage in September, with the objective of improving reliability and helping to achieve targeted production rates. Project Millennium will involve the duplication of some facilities, thereby reducing the potential for a total loss of production.

         Severe climatic conditions can cause reduced production and in some situations result in higher costs. Over the past several years, backup components and systems have been introduced in critical areas to improve reliability. In addition to ongoing preventive maintenance programs, full plant maintenance shutdowns are completed approximately every four years. The next complete shutdown is scheduled for 2002. In addition to complete shutdowns, partial shutdowns in the upgrader are undertaken periodically. During these maintenance periods, work can be done while the rest of the plant continues to operate. This reduces both the cost and scope of shutdowns and allows for continued production of light sour synthetic crude oil during the shutdown period. In 1999, a 28-day partial maintenance shutdown was completed at a cost of $22 million. During the shutdown, only light sour synthetic crude oil was produced as opposed to the normal mix of light sweet synthetic and light sour synthetic crude oil.

LEASEHOLD INTERESTS AND ROYALTIES

         In 1997, regulatory approval was obtained to allow Suncor to mine additional leases as part of its Steepbank Mine development and the Millennium development (together, the "Mine Expansion"). Mining activity on the Mine Expansion located east of the Athabasca River and south of the Steepbank River, commenced during the third quarter of 1998. Set out in the table below is a summary of Suncor's oil sands leasehold interests.

--------------------------------------------------------------------------------------------------------------------
Description of         Legal Description        Referred to as         Number of Acres              Percentage of
    Mine                                                                                          Crude Oil Proved
                                                                                                      Reserves
--------------------------------------------------------------------------------------------------------------------
Mine Expansion:                                                                                   Mine Expansion
Leases                 7280100T25               25                     47,915                     Leases and Fee
                       7279080T19               19                     18,760                     Lots represent
                       7597030T11               97                      2,225                     92.4%

Fee Lots               1                        N/A                     1,894
                       3                        N/A                     1,967
                       4                        N/A                     1,886
--------------------------------------------------------------------------------------------------------------------
Original Mine Leases   7387060T04               86                      4,500                     Original Mine
                       7279120092               17                      1,600                     Leases represent
                                                                                                  7.6%
--------------------------------------------------------------------------------------------------------------------

         The Government of Alberta is entitled to royalties under Leases 17, 19, 25, 86 and 97 and fee lots one, three and four at rates which the Government establishes from time to time. Under the Alberta Suncor Crown Royalty Agreement, the royalty is set at a rate of 25% of revenues less allowable costs (which include capital expenditures) ("R--C") with a minimum payment of five percent of gross revenues. The Crown receives the royalty in the form of a cash payment.

         In 1997 Suncor and the Alberta government finalized an agreement governing the transition of the Company's Oil Sands operations to the new, generic oil sands royalty terms. Suncor's transition royalty agreement with the Alberta government took effect in 1999. As agreed, the transition in 1999 of the Company's Oil Sands operations to the new, generic oil sands royalty terms was initiated because more than 50% of Oil Sands production was derived from the Steepbank Mine. The agreement provides Suncor with additional allowable cost deductions to a maximum of $158 million per year for 10 years (related to Suncor's original investment in the Oil Sands facility). Royalty rates beginning in 1999, the first year of the transition period, will be based on 25% of revenues less allowable costs with a minimum royalty of 5% of gross revenue. The 5% rate will change to a 1% rate beginning in the third year of the transition
(2001).

         Union Pacific Resources Inc. (formerly Norcen Energy Resources Limited) has a gross overriding royalty on Lease 86 pursuant to an agreement dated March 1, 1989 (the "Norcen Royalty"). The Norcen Royalty is based on a graduated scale dependent on the synthetic crude oil price expressed as a percentage of gross revenue from production of the lease. As of December 31, 1999, under the Norcen Royalty, no payment is required if synthetic crude prices are below $19.42 per barrel. Payment of one and one half percent of gross revenue is required if the synthetic crude price ranges from $19.42 to $20.41 per barrel. For every $1.00 per barrel increase in the price of synthetic crude in the range of $20.42 to $25.41 per barrel, the percentage rate of the royalty increases by one half percent. For every $1.00 per barrel increase in the price of synthetic crude in the range of $25.42 to $36.41 per barrel, the percentage rate of the royalty increases by a further one quarter percent until a maximum royalty of seven percent is reached. All synthetic crude prices are calculated on a monthly average basis and the crude price break points are adjusted annually on March 1 of each year by a contractually determined inflation component.

         Petro-Canada has a royalty on Lease 19 pursuant to an agreement dated October 6, 1992. The royalty is calculated as one and one half percent of net sale proceeds. Net sale proceeds is calculated based upon a formula by which the sale proceeds for the period exceeds the sum of allowed deductions for the period.

ESTIMATED SYNTHETIC CRUDE OIL RESERVES

         Suncor estimates that Leases 86 and 17, combined with the Mine Expansion, contain proved plus probable reserves of synthetic crude oil totaling
2.5 billion barrels, with 476 million barrels classified as proved. These estimates are before deduction of Crown and applicable royalties on the leases. Under the Crown Royalty Agreement the Crown royalty is dependent on deemed net revenues (R--C); therefore, the calculation of net reserves will vary depending upon production rates, prices and operating and capital costs.

         During the fourth quarter of 1999, Suncor received approval from the Alberta Energy and Utilities Board to leave in place a portion of reserves that is uneconomic. This decision reduced Suncor's proved reserves by approximately 20 million barrels. The effect of the reduction in reserves will result in an increase in the amount of the write-off of overburden related to these leases. This increase will reduce earnings by approximately $7 million in 2000, and $3 million in 2001. The benefit is that it will allow Suncor to cease operating two open pit mines at the same time one year sooner than originally anticipated.

         The reserve estimates are based upon a detailed geological assessment including drilling and laboratory tests and also consider current production capability and upgrading yields, current mine plans, operating life and regulatory constraints. Based on these factors, additional reserves may be identified when more work on the mine is completed. The current proved plus probable reserve estimate is based on the mine plan approved by the Alberta Energy and Utilities Board. With additional drilling during 2000, it is anticipated that additional proved reserves could be recorded to reflect an increase in the portion of the mine that has high well drill density. Drilling density is a factor in determining the classification of reserves as either proved or probable.

         Suncor engaged Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, to audit Suncor's estimate of proved and probable reserves of synthetic crude oil as of December 31, 1999. In their opinion dated January 20, 2000, GLJ state that they believe that there is at least a 90 percent confidence that the current proved, and 50 percent confidence that the current proved plus probable, reserve estimates will be exceeded. Their opinion is qualified to the extent that it assumes Suncor will comply with any amendments that may be made to regulatory approvals. Planned future improvements in the extraction (bitumen production) and upgrading processes have not been considered in their report. On-site fuel consumption has been deducted. The independent GLJ audit does not take into account the economic aspects of future reserves.

RESERVES RECONCILIATION

         The following table sets out a reconciliation of Suncor's proved and probable reserves of synthetic crude oil from December 31, 1998 to December 31, 1999.

-------------------------------------------------------------------------------------------------------------
Millions of barrels               Proved Reserves                 Probable Reserves                    Total
-------------------------------------------------------------------------------------------------------------
December 31, 1998                       302                              464                            766
-------------------------------------------------------------------------------------------------------------
Revisions(1)                            (10)                             (13)                           (23)
-------------------------------------------------------------------------------------------------------------
Additions                               222                            1,577                          1,799
-------------------------------------------------------------------------------------------------------------
Production                              (38)                               -                            (38)
-------------------------------------------------------------------------------------------------------------
December 31, 1999                       476                            2,028                          2,504
-------------------------------------------------------------------------------------------------------------

Note:

(1) A proposal submitted to the Alberta Energy and Utilities Board in 1998 requesting approval of a plan for reducing the final pit wall design of leases 86 and 17 was approved in October 1999. As a result, the recovery from these leases will be reduced by approximately 20 million barrels of synthetic crude oil. This reduction is reflected in the 1999 proved reserves net revision of 10 million barrels.

REVENUES FROM SYNTHETIC CRUDE OIL, DIESEL AND BITUMEN

         Although revenues (after royalties per barrel) are higher for synthetic crude oil than for conventional crude oil, operating costs to produce synthetic crude oil are higher than lifting and administrative costs to produce conventional crude oil. While there is no finding cost associated with synthetic crude oil, mine development and expansion of production can entail significant outlays. The costs associated with synthetic crude oil production are largely fixed for the same reason and, as a result, operating costs per unit are largely dependent on levels of production. Cost reduction efforts, including the change in the equipment used in the mining operation and higher production levels, have been successful in reducing unit costs.

         In 1997, Suncor and Shell Canada ("Shell") signed a purchase agreement whereby Shell agreed to purchase and receive approximately 95,000 cubic metres (approximately 600,000 barrels) of light sweet synthetic crude oil per month. The original term of the agreement was to December 31, 1997, with 60-day evergreen terms thereafter. The price received is based on a formula involving postings for light sweet crude oil.

         There was only one customer in 1999, Koch Oil Co. Ltd. ("Koch"), that represented 10% or more of Suncor's consolidated revenues in 1999. There were none in 1998. In 1997 Suncor entered into an agreement with Koch to supply Koch with up to 30,000 barrels per day (approximately 28% of Suncor's average 1999 production) of light sour synthetic crude oil from Suncor's Oil Sands operation. Suncor began shipping the crude to Koch's refinery in Minnesota under this long-term agreement effective January 1, 1999. The initial term of the agreement extends to January 1, 2009, with month to month evergreen terms thereafter, subject to termination after January 1, 2004, on twenty-four months' notice.

         A portion of Oil Sands production is used in connection with Suncor's Sarnia refining operations. During 1999, the Sarnia refinery processed approximately 26% (1998 -- 29%) of Oil Sands crude oil production.

         The balance of Oil Sands production, including light sweet synthetic crude oil, light sour synthetic crude oil and diesel, after sales to Shell, the Sarnia refinery and Koch, is sold to others on a spot basis or under contracts terminable on short notice.

         In 1999 Suncor's consolidated revenues included $147 million (1998:
$166 million) from sales of light sweet synthetic crude oil, $203 million (1998:
$159 million) from sales of light sour synthetic crude oil, $82 million (1998:
$96 million) from sales of diesel and $29 million (1998 - nil) from the sale of diluted bitumen.

CAPITAL EXPENDITURES

         Capital spending information for Oil Sands is set out in the table under the caption "Capital and Exploration Investing Expenditures" in the CORPORATE section of the MD&A.

ENVIRONMENTAL COMPLIANCE

         For a description of the impact of environmental protection requirements on Oil Sands, refer to "Environmental Risks" and "Government Regulation" under the RISKS/SUCCESS FACTORS section of this Annual Information Form.

                           EXPLORATION AND PRODUCTION

         Suncor, through its Exploration and Production business unit, explores for, acquires, develops, produces and markets natural gas, natural gas liquids, crude oil and various byproducts from the Western Canada Sedimentary Basin. Suncor's strategy is to increase its conventional natural gas reserve and production base. During 1999, E&P continued its natural gas focus in Western Canada, by concentrating on natural gas prospects and selling some of its conventional crude oil properties. E&P plans to continue with its non core asset disposal plan by selling $100 million to $200 million of properties in 2000, with a focus on divesting oil properties.

         Suncor's exploration program is focused on multiple geological zones in northeast British Columbia, northwest and central Alberta and the Northwest Territories. In 1999, Suncor's major development projects located in Alberta included the Grande Prairie area, the Foothills area and the Simonette area, in British Columbia in the Blueberry area and at Netla in the Northwest Territories. Suncor drills primarily medium to high-risk wells with a focus on prospects that management believes have significant reserve upside. Additionally, a pilot project to evaluate steam assisted gravity drainage ("SAGD") technology in the production of heavy oil at Suncor's Burnt Lake property commenced production in 1997. (See "Conventional Oil and Non-Conventional Heavy Oil" section of this Annual Information Form). Suncor continues to look at all options to optimize the value of Burnt Lake, including the possible sale of the property.

         An in-house natural gas direct marketing group sells Suncor's proprietary natural gas and natural gas acquired from other producers. During 1997 Suncor entered into a five-year agreement with Enron Capital and Trade Resources Canada Corp. ("ECT") for ECT to provide operational and administrative services to Suncor related to its natural gas portfolio.

RESERVES AND RESERVES RECONCILIATION

         On January 25, 2000 GLJ reported on Suncor's estimated proved and probable reserves of crude oil (other than synthetic crude oil), natural gas and natural gas liquids as of December 31, 1999. Information with respect to these reserves is set out in the tables below and in the tables under the headings "Conventional Oil and Non-Conventional Heavy Oil" and "Natural Gas" (the "Reserves Tables"). Both the crude oil and natural gas liquids and the natural gas reserve estimates in the Reserves Tables include drilling results that were finalized by Suncor subsequent to the work of GLJ. Historically any such additions are evaluated in the subsequent year by GLJ and any adjustments, as necessary, are made and reflected on the line referred to as "Revisions of previous estimates". GLJ's determination of Suncor's estimated proved and probable recoverable reserves are based on constant year end prices and costs determined as of the dates indicated with no escalation into the future. The accuracy of any reserve estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented are considered reasonable, the estimates should be viewed with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

In the Reserves Tables:

    (1) Proved reserves are considered recoverable under current technology and existing economic conditions, from reservoirs that are evaluated on known drilling, geological, geophysical and engineering data.

    (2) Proved developed reserves are on production, or reserves that could be recovered from existing wells or facilities, if the Company placed them on production.

    (3) Probable reserves are those reserves for which the analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where analysis suggests the likelihood of their existence and future recovery. Probable reserves to be obtained by the application of enhanced recovery processes will be the increased recovery, over and above that estimated in the proved category, that can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

    (4) Gross reserves represent the aggregate of Suncor's working interest in reserves including the royalty interest of governments and others in such reserves and Suncor's royalty interest in reserves of others. Net reserves are gross reserves less the royalty interest share of others including governments. Royalties can vary depending upon selling prices, production volumes, and timing of initial production and changes in legislation. Net reserves have been calculated, following generally accepted guidelines, on the basis of prices and the royalty structure in effect at year-end and anticipated production rates. Such estimates by their very nature are inexact and subject to periodic revision.

         The following tables set out a reconciliation of E&P's estimated proved reserves from December 31, 1998 to December 31, 1999.

                   ESTIMATED PROVED RESERVES RECONCILIATION(1)

                                                                      GROSS                               NET
                                                                      -----                               ---
                                                           CRUDE OIL AND                       CRUDE OIL AND
                                                        NATURAL GAS LIQUIDS   NATURAL GAS   NATURAL GAS LIQUIDS   NATURAL GAS
                                                        -------------------  ------------   -------------------  ------------
                                                           (MILLIONS OF      (BILLIONS OF       (MILLIONS OF     (BILLIONS OF
                                                             BARRELS)         CUBIC FEET)         BARRELS)        CUBIC FEET)
December 31, 1998.....................................          69              1,197              56              915
Revisions of previous estimates.......................          (2)              (103)             (2)             (80)
Purchases of minerals in place........................           -                  1               -                1
Extension and discoveries.............................           -                 53               -               41
Production............................................          (5)               (82)             (4)             (68)
Sales of minerals in place............................         (11)               (53)             (9)             (45)
                                                               ----             ------             ---             ----
December 31, 1999.....................................          51              1,013              41              764
                                                               ----             ------             ---             ----
                                                               ----             ------             ---             ----

Note:

(1) This table includes 3.5 million barrels related to Suncor's Burnt Lake heavy oil extraction pilot project.

         Estimated proved reserves are comprised of developed and undeveloped reserves. The following tables show the breakdown between these categories.

             ESTIMATED PROVED DEVELOPED RESERVES RECONCILIATION(1)

                                                                      GROSS                               NET
                                                                      -----                               ---
                                                            CRUDE OIL AND                      CRUDE OIL AND
                                                        NATURAL GAS LIQUIDS   NATURAL GAS  NATURAL GAS LIQUIDS  NATURAL GAS
                                                        -------------------   -----------  -------------------  -----------
                                                           (MILLIONS OF       (BILLIONS OF     (MILLIONS OF     (BILLIONS OF
                                                             BARRELS)         CUBIC FEET)        BARRELS)        CUBIC FEET)
December 31, 1998.....................................          53               730               43              557
Revisions of previous estimates.......................           -                 3                -                3
Purchases of minerals in place........................           -                 1                -                1
Extension and discoveries.............................           -                13                -               10
Production............................................          (5)              (82)              (4)             (68)
Sales of minerals in place............................         (10)              (38)              (9)             (32)
                                                               ---               ---               --              ---
December 31, 1999.....................................          38               627               30              471
                                                               ---               ---               --              ---
                                                               ---               ---               --              ---

Note:

(1) This table includes 2.5 million barrels of crude oil related to Suncor's Burnt Lake heavy oil extraction pilot project.

            ESTIMATED PROVED UNDEVELOPED RESERVES RECONCILIATION(1)

                                                                        GROSS                               NET
                                                                        -----                               ---
                                                             CRUDE OIL AND                      CRUDE OIL AND
                                                          NATURAL GAS LIQUIDS   NATURAL GAS  NATURAL GAS LIQUIDS  NATURAL GAS
                                                          -------------------   -----------  -------------------  -----------
                                                             (MILLIONS OF      (BILLIONS OF      (MILLIONS OF     (BILLIONS OF
                                                               BARRELS)         CUBIC FEET)        BARRELS)       CUBIC FEET)
December 31, 1998.......................................          16                467               13              358
Revisions of previous estimates.........................          (2)              (106)              (2)             (83)
Purchases of minerals in place..........................           -                  -                -                -
Extension and discoveries...............................           -                 40                -               31
Sales of minerals in place..............................          (1)               (15)               -              (13)
                                                                 ---                ---               --              ---
December 31, 1999.......................................          13                386               11              293
                                                                 ---                ---               --              ---
                                                                 ---                ---               --              ---

Note:

(1) This table includes 1.1 million barrels of crude oil related to Suncor's Burnt Lake heavy oil extraction pilot project.

The following table sets out E&P's estimated probable reserves as of December 31, 1998 and December 31, 1999.

                         ESTIMATED PROBABLE RESERVES(1)

                                                                       GROSS                               NET
                                                                       -----                               ---
                                                            CRUDE OIL AND                      CRUDE OIL AND
                                                         NATURAL GAS LIQUIDS   NATURAL GAS  NATURAL GAS LIQUIDS  NATURAL GAS
                                                         -------------------   -----------  -------------------  -----------
                                                            (MILLIONS OF      (BILLIONS OF      (MILLIONS OF     (BILLIONS OF
                                                              BARRELS)         CUBIC FEET)        BARRELS)       CUBIC FEET)
December 31, 1998......................................          24                472               19              359
December 31, 1999......................................          20                428               15              322

Note:

(1) This table includes 0.5 million barrels related to Suncor's Burnt Lake heavy oil extraction pilot project.

CONVENTIONAL OIL AND NON-CONVENTIONAL HEAVY OIL

         The following table shows estimates of E&P's proved crude oil reserves before royalties as prepared by GLJ (see "Reserves and Reserves Reconciliation") and Suncor's average daily production of crude oil before royalties, in Alberta, British Columbia and Saskatchewan, represented by the major conventional and non-conventional heavy oil fields identified in this table.

                                                      PROVED RESERVES                     1999 AVERAGE
                                                    BEFORE ROYALTIES AT                 DAILY PRODUCTION
                                                    DECEMBER 31, 1999(1)               BEFORE ROYALTIES(2)
                                                 -------------------------          ------------------------
           FIELDS                                (MILLIONS OF                       (BARRELS OF
                                                   BARRELS)             %           OIL PER DAY)           %
CONVENTIONAL OIL
Medicine River................................        4.1              13             2,061               23
Simonette.....................................        4.0              13             1,148               13
Oungre........................................        4.6              15               765                8
Ante Creek....................................        5.9              19               945               10
Youngstown....................................        1.7               5               589                6
Blueberry.....................................        2.1               7               452                5
Valhalla/Laglace..............................        0.7               2               400                4
Nothingham/Alda...............................        0.5               1               293                3
Swan Hills....................................        1.7               5               269                3
Boudreau .....................................        0.6               2                85                1
Cache                                                 0.3               1               125                1
Other (2).....................................        5.5              17             2,047               23
                                                     ----            ----            ------              ---
Total -- gross................................       31.7             100             9,179              100
NON-CONVENTIONAL HEAVY OIL
Burnt Lake....................................        3.5             100             1,190              100
                                                     ----            ----            ------              ---
Total -- gross................................       35.2             100            10,369              100
                                                     ----            ----            ------              ---
                                                     ----            ----            ------              ---

Notes:

(1) The reserves and production in this table do not include natural gas liquids.

(2)      Includes fields in which Suncor holds overriding royalty interests.

         Most of the large conventional oil fields in the western provinces have been in production for a number of years and the rate of production in these fields is subject to natural decline. In some cases, additional amounts of crude oil can be recovered by using various methods of enhanced oil recovery, infill drilling and production optimization techniques. At the end of 1999 approximately 60 percent of Suncor's proved conventional oil reserves were under enhanced oil recovery programs.

         Suncor's E&P business unit has a 79% working interest in a heavy oil extraction pilot project at Burnt Lake, Alberta. This project is continuing to evaluate the SAGD technology to mobilize the oil using steam injection and horizontally drilled well pairs. In 1997, Suncor invested $16 million in an additional 27,500 hectares of heavy oil leases in the Firebag area, near its oil sands operation north of Fort McMurray. In 1999 Suncor invested a further $24 million in an additional 34,304 hectares of heavy oil leases in the Firebag area. For further information on the Burnt Lake pilot project and Suncor's other heavy oil activities reference is made to the information under the heading "In-Situ Oil Sands " in the E&P section of the MD&A.

NATURAL GAS

         The following table shows estimates of E&P's proved natural gas reserves, before royalties, as prepared by GLJ (see "Reserves and Reserves Reconciliation") and Suncor's average daily production of natural gas before royalties, in Alberta and British Columbia, represented by the major natural gas fields identified in the table.

                                                     PROVED RESERVES                     1999 AVERAGE
                                                   BEFORE ROYALTIES AT                 DAILY PRODUCTION
        FIELDS                                      DECEMBER 31, 1999                  BEFORE ROYALTIES
        ------                                   ------------------------         ---------------------------
                                                                                  (MILLIONS OF
                                                 (BILLIONS OF                      CUBIC FEET
                                                  CUBIC FEET)           %            PER DAY)             %
Stolberg......................................        188               19             12                   5
Grande Prairie area...........................         59                6             12                   5
Glacier.......................................         54                5             10                   4
Rosevear......................................         53                5             21                  10
Blueberry.....................................         50                5              9                   4
Simonette.....................................         54                5             12                   5
Netla.........................................         49                5              -                   -
Pine Creek....................................         22                2              7                   3
Bonanza.......................................          8                1              6                   3
Blackstone/Brown Creek........................         75                7             10                   4
Knopcik area..................................         61                6             24                  11
Sinclair......................................         27                3              9                   4
Mountain Park.................................         56                6             13                   6
George........................................         11                1             16                   7
Medicine River................................         21                2              8                   4
Cutbank.......................................         18                2              -                   -
Elmworth......................................         21                2              -                   -
Hinton........................................         14                1              -                   -
Berland River.................................         10                1             11                   5
Boundary Lake.................................          7                1              1                   -
Other(1)......................................        155               15             45                  20
                                                    -----              ---            ---                 ---
Total -- Gross................................      1,013              100            226                 100
                                                    -----              ---            ---                 ---
                                                    -----              ---            ---                 ---

Note:

(1)      Includes fields in which Suncor holds overriding royalty interests.

OIL AND GAS DATA

         The following oil and gas disclosure is provided in accordance with the provisions of the United States Financial Accounting Standards Board's Statement
(SFAS) No. 69. This statement requires disclosure about conventional oil and gas activities only, and therefore the Company's Oil Sands activities are excluded.

                                                                                    COSTS INCURRED
                                                                                  FOR THE YEARS ENDED
                                                                                     DECEMBER 31,
                                                                                  -------------------
                                                                        1999             1998             1997
                                                                        ----             ----             ----
                                                                                      ($ MILLIONS)

  Property acquisition costs
    Proved properties...................................................    -                 -                6
    Unproved properties.................................................   48                24               48
  Exploration costs.....................................................   64                92               79
  Development costs.....................................................   70               123              101
                                                                          ---               ---              ---
                                                                          182               239              234
                                                                          ---               ---              ---
                                                                          ---               ---              ---

                                                                               RESULTS OF OPERATIONS FOR
                                                                                OIL AND GAS PRODUCTION
                                                                                  FOR THE YEARS ENDED
                                                                                     DECEMBER 31,
                                                                               -------------------------
                                                                        1999             1998             1997
                                                                        ----             ----             ----
                                                                                     ($ MILLIONS)
Revenues
  Sales to unaffiliated customers......................................     97              80             147
  Transfers to other operations........................................    153             167              95
                                                                           ---             ---             ---
                                                                           250             247             242
                                                                           ---             ---             ---
Expenses
  Production costs.....................................................     63              64              60
  Depreciation, depletion and Amortization.............................     76              74              67
  Exploration..........................................................     52              50              57
  Gain on disposal of assets...........................................    (36)             (4)             (9)
  Other related costs..................................................     18              16              20
                                                                           ---             ---             ---
                                                                           173             200             195
                                                                           ---             ---             ---
Operating profit before income taxes...................................     77              47              47
Related income taxes...................................................    (34)            (22)            (23)
                                                                           ---             ---             ---
Results of operations from Exploration and production..................     43              25              24
                                                                           ---             ---             ---
                                                                           ---             ---             ---


         The information noted above does not totally agree to the segmented information in the "Schedules of Segmented Data" section of the Company's consolidated financial statements for the year ended December 31, 1999 due to different classifications of revenues and expenses.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES

         In computing the standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes, assumptions other than those mandated by SFAS No. 69 could produce substantially different results. The Company cautions against viewing this information as a forecast of future economic conditions or revenues.

         The standardized measure of discounted future net cash flows is determined by using estimated quantities of proved reserves and taking into account the future periods in which they are expected to be developed and produced based on year-end economic conditions. The estimated future production is priced at year-end prices, except that future gas prices are increased, where applicable, for fixed and determinable price escalations provided by contract. At December 31, 1999, no such contractual arrangements existed. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on year-end cost levels. In addition, the Company has also deducted certain other estimated costs deemed necessary to derive the estimated pretax future net cash flows from the proved reserves including direct general and administrative costs of exploration and production operations and reclamation and environmental remediation costs. The estimated pretax future net cash flows are then reduced further by deducting future income tax expenses. Such income taxes are determined by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax cash flows relating to the Company's proved oil and gas reserves less the tax basis of the properties involved. At December 31, 1999, there were no legislated future tax rate changes. The future income tax expenses give effect to permanent differences and tax credits and allowances relating to the Company's proved oil and gas reserves. The resultant future net cash flows are reduced to present value amounts by applying the SFAS No. 69 mandated ten percent discount factor. The result is referred to as "Standardized Measure of Discounted Future Net Cash Flows from Estimated Production of Proved Oil and Gas Reserves after Income Taxes".

                                                                                        1999             1998            1997
                                                                                        ----             ----            ----
                                                                                                 ($ MILLIONS)
Future cash inflows .............................................................       3,272            3,382            2,926
Future production and development costs .........................................      (1,053)          (1,183)          (1,041)
Other related future costs ......................................................        (133)            (139)            (139)
Future income tax expenses ......................................................        (789)            (637)            (558)
                                                                                       -------          -------           ------
Future net cash flows ...........................................................       1,297            1,423            1,188
Discount at 10 percent ..........................................................        (548)            (626)            (510)
                                                                                       -------          -------           ------
Standardized measure of discounted future net cash flows from
estimated production of proved oil and gas reserves after income taxes........            749              797              678
                                                                                       -------          -------           ------
                                                                                       -------          -------           ------

SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM ESTIMATED PRODUCTION OF PROVED OIL AND GAS RESERVES AFTER INCOME TAXES

                                                                             1999           1998          1997
                                                                             ----           ----          ----
                                                                                         ($ MILLIONS)
Balance, beginning of year ........................................           797            678            557
Increase (decrease) in discounted future net cash flows:
  Sales and transfers of oil and gas net of related costs .........          (192)          (187)          (181)
  Revisions to estimates of proved reserves:
     Prices .......................................................           458             69            140
     Development costs ............................................           (68)           (75)           (68)
     Production costs .............................................           (25)           (26)            (5)
     Quantities ...................................................          (175)           (19)            29
     Other ........................................................           (81)            (6)           (58)
  Extensions, discoveries, and improved recovery less related costs            46            168            149
  Development costs incurred during the period ....................            70            123            101
  Purchases of reserves in place ..................................             -             --              6
  Sales of reserves in place ......................................          (130)           (13)            (2)
  Accretion of discount ...........................................           113            100             81
  Income taxes ....................................................           (64)           (15)           (71)
                                                                             -----          -----          -----
Balance, end of year ..............................................           749            797            678
                                                                             -----          -----          -----
                                                                             -----          -----          -----

LAND HOLDINGS

         The following table sets out the undeveloped and developed lands in which the E&P business unit held petroleum and natural gas interests at the end of 1999. Undeveloped lands are lands within their primary term upon which no well has been drilled. Developed lands are lands past their primary term or upon which a well has been drilled.

         The petroleum and natural gas interests include leases, licenses, reservations, permits or exploration agreements (collectively the "Agreements"). In general, Agreements confer upon the lessee the right to explore for and remove crude oil and natural gas from the land, with the lessee paying development and operating costs, subject to paying rental, tax and royalty expenses. Agreements (excluding freehold agreements) are acquired from the federal or provincial governments through competitive bidding or by undertaking work commitments.

                                                       LAND HOLDINGS

                                    DEVELOPED ACRES                    UNDEVELOPED ACRES                     TOTAL ACRES
                                    ---------------                    -----------------                     -----------
                             GROSS ACRES(1)    NET ACRES(1)      GROSS ACRES(1)    NET ACRES(1)    GROSS ACRES(1)     NET ACRES(1)
                             --------------    ------------      --------------    ------------    --------------     ------------
                                                                       (THOUSANDS)
Canada
CONVENTIONAL .........              158               99              379              291              537              390
Alberta ..............
British Columbia .....               60               24              144              106              204              130
Saskatchewan .........                4                3                -                -                4                3
                                    ---              ---            -----            -----            -----            -----
Total Conventional ...              222              126              523              397              745              523
                                    ---              ---            -----            -----            -----            -----
NON-CONVENTIONAL
Alberta ..............               17                6               76               71               93               77
Frontier .............                9                7              214               28              223               35
Australia ............                -                -            1,371            1,371            1,371            1,371
                                    ---              ---            -----            -----            -----            -----
Total
Non-Conventional .....               26               13            1,661            1,470            1,687            1,483
                                    ---              ---            -----            -----            -----            -----
Total Landholdings ...              248              139            2,184            1,867            2,432            2,006
                                    ---              ---            -----            -----            -----            -----
                                    ---              ---            -----            -----            -----            -----

Note:

(1) "Gross Acres" means all acres in which Suncor has an interest. "Net Acres" represents gross acres after deducting interests of others.

DRILLING

         The following table sets forth the gross and net exploratory and development wells, all in Western Canada, which were completed, capped or abandoned in which Suncor participated during the years indicated.

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                      -----------------------
                                                                                    1999                    1998
                                                                                    ----                    ----
                                                                            GROSS          NET        GROSS       NET
                                                                            -----          ---        -----       ---
Exploratory Wells
  Oil...........................................................               1             1           3          2
  Gas...........................................................               6             5          16         10
  Dry...........................................................              17            13          25         18
                                                                             ---           ---         ---        ---
Total Exploratory Wells.........................................              24            19          44         30
                                                                             ---           ---         ---        ---
Development Wells
  Oil...........................................................              14             2          56         15
  Gas...........................................................               9             4          24         16
  Dry...........................................................               3             1          12          8
Total Development Wells ........................................              26             7          92         39
                                                                             ---           ---         ---        ---
Total...........................................................              50            26         136         69
                                                                             ---           ---         ---        ---
                                                                             ---           ---         ---        ---

         Not included are wells completed under farmout agreements on Suncor properties, since Suncor did not incur cash expenditures in connection with such wells. In addition to the above wells, Suncor had interests in 6 gross (5 net) exploratory wells in progress at the end of 1999.

         In 1999 a well was drilled on the Netla property in the Northwest Territories. The well drilled was classified as dry. Suncor is planning to undertake further drilling in 2000.

         Suncor continues to hold interests in frontier properties (Arctic and Northwest Territories) including 29 long-term "significant discovery licences". Suncor is planning to undertake further work in the Northwest Territories in 2000.

WELLS

         The following table summarizes the wells in which the Exploration and Production business unit has a working interest or a royalty interest as at December 31, 1999. Gross wells represent the number of wells in which Exploration and Production has a working interest and net wells represent Exploration and Production's aggregate working interest share in such wells.

                                                     PRODUCING                NON-PRODUCING
                                                      WELLS(1)                   WELLS(2)
                                                     ---------                -------------
                                                 GROSS          NET         GROSS         NET
                                                 -----          ---         -----         ---
Conventional Oil  Wells
  Alberta ...............................          225          126           58           28
  British Columbia ......................           36           16           20           12
  NWT ...................................            -            -            4            4
                                                 -----          ---          ---          ---
Total Conventional Oil Wells ............          261          142           82           44
                                                 -----          ---          ---          ---
Conventional Natural Gas  Wells
  Alberta ...............................        1,148          218          228           38
  British Columbia ......................           36           18            3            2
  Saskatchewan ..........................          146           63           26            4
                                                 -----          ---          ---          ---
Total Conventional Natural Gas Wells ....        1,330          299          257           44
                                                 -----          ---          ---          ---
Non-Conventional Heavy Oil
  Alberta ...............................            6            5
                                                 -----          ---
Total Wells .............................        1,597          446          339           88
                                                 -----          ---          ---          ---
                                                 -----          ---          ---          ---

Notes:

(1) Producing wells are wells producing hydrocarbons or having the potential to produce, excluding shut-in wells. As at December 31, 1999 Suncor has interests in 37 oil fields and 51 gas fields.

(2) Non-Producing Wells represent management's estimate of shut-in wells that could be capable of economic production but were not on production as at December 31, 1999.

SALES AND SALES REVENUES

         The following table shows the breakdown of the sources of revenues for E&P.

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                         ------------
                                                       1999         1998
                                                       ----         ----
                                                          ($ MILLIONS)
Gross Revenues(1)

Crude oil and natural gas liquids ............          100          108
Natural gas ..................................          198          174
Pipeline .....................................            5            7
Other ........................................            3            1
                                                        ---          ---
Total ........................................          306          290
                                                        ---          ---
                                                        ---          ---

Note:

(1)      Includes intersegment revenues.

PRODUCTION COSTS

         The following shows the production (lifting) costs in connection with Suncor's crude oil and natural gas operations for the years indicated.

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                     1999                    1998
                                                                                     ----                    ----
                                                                                            ($ PER BOE OF
                                                                                           GROSS PRODUCTION)
Average production (lifting) cost of conventional oil and gas(1)...............       4.40                    3.91

Note:

(1) Production (lifting) costs include all expenses related to the operation and maintenance of producing or producible wells, gas plants and gathering systems. It does not include an estimate for future reclamation costs.

MARKETING, PIPELINE AND OTHER OPERATIONS

         Suncor's crude oil production is used in its refining operations, exchanged for other crude oil with Canadian and U.S. refiners, or sold to Canadian and U.S. purchasers. Sales are generally made under spot contracts or under contracts which are terminable by relatively short notice. Suncor's conventional crude oil production is shipped on pipelines operated by independent pipeline companies. E&P currently has no pipeline commitments related to the shipment of crude oil.

         Suncor operates gas processing plants at South and North Rosevear, Pine Creek, Boundary Lake South, Progress, Joffre and Simonette with a total design capacity of approximately 254 million cubic feet per day. Suncor's interest in these gas processing plants is approximately 168 million cubic feet per day. Suncor also has varying working interests in natural gas processing plants operated by other companies.

         Approximately 29 percent of Suncor's natural gas production is sold under existing contracts to aggregators ("system sales"). Proceeds received by producers under these sales arrangements are determined on a netback basis, whereby each producer receives revenue equal to its proportionate share of sales less regulated transportation charges and a marketing fee. Most of E&P's system sales volumes are contracted to TransCanada Gas Services and Pan-Alberta Gas Ltd. These companies resell this natural gas primarily to eastern Canadian and midwest and eastern U.S. markets.

         Approximately 71 percent of Suncor's natural gas production is marketed under direct sales arrangements to customers in Alberta, eastern Canada, and the U.S. midwest and west coast. This includes a significant volume of natural gas consumed in Suncor's Oil Sands plant at Fort McMurray and in its Sarnia refinery. E&P contracts for the supply of natural gas to each of these facilities. Natural gas consumption at the Oil Sands plant in 1999 was 25 million cubic feet per day. Natural gas consumption at the Sarnia refinery in 1999 was 21 million cubic feet per day. Contracts for these direct sales arrangements are of varied terms, with a majority having terms of one year or less, and incorporate pricing which is either fixed over the term of the contract or determined on a monthly basis in relation to a specified market reference price. Under these contracts, E&P is responsible for transportation arrangements to the point of sale. Sales to the U.S. west coast are made under a variety of arrangements with differing transportation and pricing terms.

         To ensure ongoing direct sales access to U.S. markets, E&P has entered into long-term gas pipeline transportation contracts. Suncor currently has 14 million cubic feet per day of firm capacity on the Northern Border Pipeline to the U.S. midwest, expiring October 31, 2003. Suncor also has firm capacity of 40 million cubic feet per day on the Pacific Gas Transmission ("PGT") pipeline to the California border extending to the year 2023.

         The Albersun pipeline, owned and operated by Suncor, was originally constructed in 1968 to transport natural gas to the Oil Sands plant. It extends approximately 180 miles south of the plant and connects with the intraprovincial pipeline system of NOVA Gas Transmission Ltd. The Albersun pipeline has the capacity to move in excess of 100 million cubic feet per day of natural gas. Suncor contracts and controls most of the gas on the system under delivery based contracts. The pipeline moves gas both north and south for Suncor and other shippers. In 1999, throughput on Albersun pipeline was 82 million cubic feet per day and revenues were approximately $5 million.

CAPITAL AND EXPLORATION EXPENDITURES

         Capital and exploration spending information for Suncor's E&P business unit is set out in the table under the caption "Capital and Exploration Investing Expenditures" in the CORPORATE section of MD&A.

ENVIRONMENTAL COMPLIANCE

         For a description of the impact of environmental protection requirements on E&P, refer to the information under the headings, "Risk/Success Factors Affecting Performance" in the EXPLORATION AND PRODUCTION Section of the MD&A, and also to "Environmental Risks" and "Government Regulation" under the RISK/SUCCESS FACTORS section of this Annual Information Form.

                                     SUNOCO

        Suncor conducts its refining and retail marketing of petroleum products and petrochemicals through its subsidiary, Sunoco Inc., and its subsidiaries and joint ventures. Sunoco's operations are carried out by three divisions: Refining (including wholesale), Retail Marketing and Integrated Energy Solutions.

REFINING

         SARNIA REFINERY. Located in Sarnia, Ontario, the Sunoco refinery has an economic refining capacity of 70,000 barrels of crude oil per day and average 1999 refining sales of approximately 87,000 barrels per day. This complex refinery has the flexibility to produce a high proportion of transportation fuels and value-added petrochemicals. The configuration of the refinery permits the processing of a high percentage of light sweet synthetic crude oil, in addition to conventional light sweet and sour crudes. The competitive advantage of processing synthetic crude oil is that it is low in sulphur and heavy petroleum products (less valuable products) yielding a more valuable product mix.

         The refinery has cracking capacity of 40,200 barrels per day from a Houdry catalytic cracker and a hydrocracker.

         Approximately 40 percent of the cracking capacity at the refinery is attributable to the Houdry catalytic cracker, which was built in the early 1950s and uses an older cracking technology. A comprehensive risk assessment on the Houdry catalytic cracker was completed in January 1995. No major expenditures other than regular maintenance included as part of the planned maintenance work in 1996, were identified as a result of this assessment. In 1998 and 1999, some additional maintenance costs were incurred as the result of unplanned outages. The next major maintenance on the Houdry catalytic cracker is expected in 2001.

         The hydrocracker, which is capable of processing approximately 23,300 barrels per day, adds flexibility by producing premium distillate and napthas. An alkylation unit, capable of processing 5,400 barrels per day, complements a petrochemical plant for flexibility in gasoline, octane and petrochemical production. The addition of a jet fuel tower in 1993 and a low sulphur diesel tower in 1995 further added to the refinery's ability and flexibility to produce premium-valued transportation fuels. As a result of this configuration, the refinery has flexibility to vary its gasoline/distillate ratio.

         The following chart sets out average daily crude input, average refinery utilization rate, and cracking capacity utilization of the Sarnia refinery over the last two years:

                                                                      1999        1998
                                                                      ----        ----
Crude input -- barrels per day ............................          66,500      69,000
Average utilization rate (%)(1) ...........................            95          99
Average cracking capacity utilization (%)(2) ..............            96         100

Notes:

(1) based upon crude unit processing capacity and input to crude units.

(2) based upon rated throughput capacity and input to units.

    SOURCES OF FEEDSTOCK. Sunoco's refining operation uses both synthetic and conventional crude oil. In 1999, 65 percent of the crude oil refined at the Sarnia refinery was synthetic crude oil, compared with 62 percent in 1998, the remainder being conventional crude oil and condensate. Of the synthetic crude oil, approximately 63 percent in 1999 was from Suncor's Oil Sands plant production compared to 64 percent in 1998, with the balance purchased from others under month to month contracts. In the event of a significant disruption in the supply of synthetic crude oil from either Suncor's Oil Sands business unit or the other suppliers of synthetic crude oil, additional sweet or sour conventional crude oil would be processed. Conventional crude oil refined by Sunoco comes mainly from the production of Suncor and others in western Canada, supplemented from time to time with crude oil from the United States, which is purchased or obtained in exchange for Canadian crude. Crude oil from other countries can also be delivered to Sarnia via pipeline from the United States Gulf Coast providing additional flexibility and security of supply. The market for crude oil generally is conducted on a spot basis or under contracts terminable by short notice.

         Production of transportation fuels is enhanced through buy/sell agreements with Nova Chemicals (Canada) Ltd., a petrochemical refinery in which feedstocks more suitable for gasoline blending are taken by Sunoco in exchange for feedstocks more suitable for petrochemical cracking. Reciprocal product buy/sell and exchange agreements are also used with other refiners to minimize transportation costs, balance product availability in particular locations, and enhance refinery utilization. These agreements are entered into from time to time, and renewed as necessary. On occasion, Sunoco purchases refined products to supplement its own refinery production.

         By the end of 1997 Sunoco was marketing ethanol-enhanced gasolines to all of its Sunoco branded service stations. In order to secure supply, Sunoco signed an exclusive 10-year ethanol fuel supply agreement with Commercial Alcohols Inc., which constructed a 150 million litre per year capacity ethanol plant near Chatham, Ontario.

         PRINCIPAL PRODUCTS. The refinery produces transportation fuels, heating oils, heavy fuel oils, and petrochemicals and liquefied petroleum gases. Sunoco's petrochemical facilities, with a design capacity of 10,000 barrels per day (approximately 1,590 cubic metres), produce benzene, toluene and mixed xylenes and recover orthoxylene from mixed xylenes. Noted below is information on daily sales volumes for the last two years.

                                                                                            1999            1998
                                                                                            ----            ----
                                                                                                 (THOUSANDS OF
                                                                                                  CUBIC METRES
                                                                                                    PER DAY)
Transportation fuels

Gasoline -- retail (1).................................................................       4.1             4.1
         -- other......................................................................       3.7             3.5
Jet fuel...............................................................................       1.1             1.0
Other..................................................................................       2.7             2.5
                                                                                             ----            ----
                                                                                             11.6            11.1
                                                                                             ----            ----
Petrochemicals.........................................................................       0.7             0.7
Heating oils...........................................................................       0.4             0.6
Heavy fuel oils........................................................................       0.5             0.7
Other..................................................................................       0.6             0.7
                                                                                             ----            ----
Total..................................................................................      13.8            13.8
                                                                                             ----            ----
                                                                                             ----            ----

Note:

(1)      Excludes sales through joint ventures.

         Sales of gasolines and other transportation fuels represented 62 percent of Suncor's consolidated sales and other operating revenues in 1999 compared to 60 percent in 1998.

         TRANSPORTATION AND DISTRIBUTION. A variety of transportation modes are used to deliver products, including pipeline, water, rail and road. Sunoco owns and operates petroleum transportation, terminal and dock facilities in support of its refining and marketing activities. Such assets include storage facilities and bulk distribution plants in Ontario and a 55 percent interest in a refined products pipeline between Sarnia and Toronto.

         The major mode of transportation for gasolines, diesel, jet fuel and heating oils from the Sarnia refinery to its core markets in Ontario is the refined products pipeline owned and operated by Sun-Canadian Pipe Line Company Limited. The pipeline serves terminal facilities in London, Hamilton and Toronto, and has a capacity of 126,000 (20,000 m3) barrels per day of which 83 percent was utilized in 1999 and 85 percent utilized in 1998. Ownership of the pipeline company is divided between Suncor with a 55 percent interest, and another integrated refiner with a 45 percent interest. The pipeline operates as a private facility for its owners.

         Sunoco also has direct pipeline access to petroleum markets in the Great Lakes region of the United States by way of connection to a pipeline system operated by Sunoco, Inc. (formerly Sun Company, Inc.) ("Sun") at Sarnia. This link to the United States allows Sunoco to quickly move products to market or obtain feedstocks or products when market conditions are favourable in the Michigan and Ohio markets.

         Sunoco believes that its own facilities and those on long-term contractual arrangements with other parties will provide a sufficient level of storage for its current and foreseeable needs.

         PRINCIPAL MARKETS. Sunoco markets transportation fuels (gasoline, diesel, propane and jet fuel), heating oils, liquefied petroleum gases, residual fuel oil and asphalt feedstock to its retail marketing business and industrial, commercial and wholesale customers and refiners, primarily in Ontario. In Quebec, Sunoco supplies its industrial and commercial customers through long-term arrangements with other regional refiners or through Group Petrolier Norcan Inc., a 25% Suncor-owned fuels terminal and product supply business in Montreal, Quebec.

         Sunoco also markets toluene, mixed xylenes and orthoxylene primarily in Canada and the United States through Sun Petrochemicals Company, a 50 percent petrochemical marketing joint venture established in 1992 between subsidiaries of Sun and Sunoco respectively, to market products from Sun's Toledo, Ohio refinery and Sunoco's Sarnia refinery. Under this arrangement, petrochemicals used to manufacture plastics, rubber, synthetic fibres, industrial solvents and agricultural products, and as gasoline octane enhancers, are marketed worldwide. Most sales are currently made in North America. All Sunoco's benzene production is sold directly by pipeline to other petrochemical manufacturers in Sarnia. Sunoco also sells liquified petroleum gases to various industrial users and to resellers.

         Approximately 93 percent (1998 -- 93%) of the Sarnia refinery's gasoline production is sold through the retail marketing channels referred to under the heading "Retail Marketing" below. The remainder is sold through wholesale, commercial and industrial accounts in Ontario and Quebec which sell transportation fuels (including gasoline, diesel and jet fuels) and heating oil. Sunoco also sells diesel through eight Fleet Fuel Cardlocks in Southern Ontario. Sunoco's share of total refined product sales in its primary market of Ontario is approximately 16 percent (1998 -- approximately 17%). Sunoco's volumes of transportation fuels, which have higher margins than other refined products, except petrochemicals, represented 84 percent of its total refined product sales volumes in 1999 (1998 -- 85%).

RETAIL MARKETING

         RETAIL DISTRIBUTION CHANNELS. Sunoco's retail marketing division has three distinct distribution channels:

     - 305 Sunoco retail service stations in Ontario, located primarily along the main Windsor-Kingston-Ottawa transportation corridors;

     - 156 retail services stations in Ontario operated by The Pioneer Group Inc., an independent retailer with whom Sunoco has a 50 percent joint venture partnership; and

     - 60 service stations in rural Ontario operated by UPI Inc., a joint venture company owned by 50% by each of Sunoco and GROWMARK, Inc. (a large U.S. Midwest agricultural supply and grain marketing co-operative). UPI sites sell conventional and ethanol-blended gasolines, diesel and heating oil to residential, commercial and farm customers.

         Volumes to the Pioneer and UPI joint ventures are supplied under exclusive supply agreements. The agreement with UPI expires in 2002, after which Sunoco will continue to be the exclusive supplier of refined products as long as it remains a shareholder. Sunoco plans to maintain its relationship with this joint venture. The Pioneer agreement expires in 2003 and it will be automatically renewed thereafter for one-year terms until terminated upon twelve months prior written notice.

CAPITAL EXPENDITURES

         Capital spending information for Sunoco is set out in the table under the caption, "Capital and Exploration Investing Expenditures" in the CORPORATE section of the MD&A.

ENVIRONMENTAL COMPLIANCE

         For a description of the impact of environmental protection requirements on Sunoco, refer to "Environmental Responsibility" and "Risk/Success Factors Affecting Performance" in the SUNOCO section of MD&A, and also to "Environmental Risks" and "Government Regulation" under the RISK/SUCCESS FACTORS section of this Annual Information Form.

                                SUNCOR EMPLOYEES

         The following table shows the distribution of employees among Suncor's three business units, its corporate office and the Stuart Oil Shale Project for the past two years.

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                        ------------
                                                     1999           1998
                                                    -----          -----
Oil Sands ................................          1,741          1,647
Exploration and Production ...............            314            295
Sunoco(1) ................................            591            598
Stuart Project ...........................             68             43
Corporate ................................             82             76
                                                    -----          -----
Total ....................................          2,796          2,659
                                                    -----          -----
                                                    -----          -----

Note:

(1)      Excludes joint venture employees.

         In addition to Suncor employees, independent contractors supply a range of services to the Company. Approximately 1,035 Oil Sands employees are represented by a labour union. Suncor entered into a two-year contract effective May 1, 1999 with the Oil Sands labour union. Approximately 180 Sunoco Sarnia refinery and Sun-Canadian Pipe Line Company employees are represented by employee associations. In September 1999, Sunoco signed a new two-year agreement with the employee associations. Relations with these associations have been constructive for many years.

                                YEAR 2000 RESULTS

         For a description of Year 2000 results, refer to "Year 2000 Results" in the CORPORATE section of the MD&A.

                              RISK/SUCCESS FACTORS

VOLATILITY OF CRUDE OIL AND NATURAL GAS PRICES. Suncor's future financial performance is closely linked to oil prices, and to a lesser extent natural gas prices. The price of these commodities can be influenced by global and regional supply and demand factors. Worldwide economic growth, political developments, compliance or non-compliance with quotas imposed upon members of the Organization of Petroleum Exporting Countries and weather can affect world oil supply and demand. Natural gas prices realized by Suncor are affected primarily by North American supply and demand and by prices of alternate sources of energy. All of these factors are beyond Suncor's control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but as well in fluctuating price differentials between heavy and light grades of crude oil. Oil and natural gas prices have fluctuated widely in recent years and Suncor expects continued volatility and uncertainty in crude oil and natural gas prices. A prolonged period of low crude oil prices may affect the value of Suncor's oil and gas properties, the level of spending on development projects, or curtailment in production at some properties and could have an adverse impact on Suncor's financial condition and liquidity and results of operations. Suncor cannot control the factors that influence supply and demand or the prices of crude oil or natural gas.

         Suncor cannot control the prices of crude oil or natural gas, or currency exchange rates. However, the Company has a hedging program that fixes the price of crude oil and natural gas and the associated exchange for a percentage of Suncor's total production volume. Suncor's objective is to lock in prices on a portion of the

Company's future production today to reduce exposure to market volatility and ensure the Company's ability to finance growth. If there was an operational upset that reduced or eliminated crude oil and/or natural gas production for a period of time, Suncor would be required to continue to make payments under its hedging program in the situation were the actual price was higher than the price hedged.

         Suncor conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If oil and natural gas prices decline, the carrying value of Suncor's assets could be subject to downward revisions, and Suncor's earnings could be adversely affected. There were no downward revisions to the carrying value of Suncor's assets in 1999.

RISK FACTORS RELATED TO PROJECT MILLENNIUM. The present cost estimate for completion of Project Millennium is approximately $2.2 billion. A significant portion of Suncor's current and future financial performance is linked to the performance of its Oil Sands operations.

         There are also certain risks associated with the Project Millennium schedule, resources (including securing materials, skilled labour and equipment) and costs. While Project Millennium is intended to use established technologies, it is a significant construction project that could be subject to construction delays due to work stoppages and other problems typically associated with these types of construction projects. In an effort to obtain adequate resources and manage the schedule and costs for Project Millennium, Suncor has established an alliance agreement with major engineering and construction organizations for the design, engineering, procurement, construction and commissioning of the project, but no assurance can be given that such agreement will be successful in addressing the risks identified. Projects of this magnitude can result in the final cost being higher or lower than original estimates. Management believes in the current competitive environment there are risks that Project Millennium costs could be higher than the original estimate. Management is targeting commissioning of Phase 2 of Project Millennium in the second half of 2001.

         Suncor believes that the planned increases in Oil Sands production present issues that require prudent risk management, including, but not limited to: Suncor's ability to finance Oil Sands growth if commodity prices were at low levels for an extended period; potential competition from new entrants in the oil sands business which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools), or price competition for products sold into the marketplace; the potential ceiling on the demand for synthetic crude oil; and the preservation and protection of the environment.

         The Company's significant capital commitment to complete Project Millennium may require it to forego investment opportunities in other segments of its operations. In addition, completion of the project will substantially increase the Company's dependence on the Oil Sands segment of its business.

COMPETITION. The petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil and gas interests, and the refining, distribution and marketing of petroleum products and chemicals. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. Suncor offers custom blends of synthetic crude oil to meet specific customer demands that competitors may be able to meet. Suncor believes that the competition for its custom blended synthetic crude oil production is Canadian conventional and synthetic light sweet crude oil.

         A number of other companies have indicated they are planning to enter the oil sands business and begin production of synthetic crude oil. In December 1999 Shell Canada Limited and its partners, Chevron Canada Resources Limited and Western Oil Sands Inc., announced they were moving forward with their Athabasca Oil sands Project 70 kilometres north of Fort McMurray. In addition, Syncrude Canada, the only other current producer of synthetic crude oil in the Fort McMurray area of Alberta, announced plans to increase its production. Increases in the supply of synthetic crude oil could create downward pressure on prices received by Suncor.

         In the western Canadian diesel market demand and supply can fluctuate. Currently there is excess supply with 1999 margins lower than in 1998. Margins for diesel are typically higher than the margins relative to synthetic and conventional crude oil. The above noted expansion plans of Suncor's competitors could also result in an increase in the supply of diesel and further weakening of margins.

         Over the past five years the industry-wide oversupply of refined petroleum products and the overabundance of retail outlets have kept pressure on downstream margins. Management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, as Suncor's downstream business unit, Sunoco, participates in new product markets, such as natural gas and potentially electricity, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

NEED TO REPLACE CONVENTIONAL NATURAL GAS RESERVES. The future natural gas reserves and production of the Company's E&P business unit and, therefore, E&P's cash flow from such production are highly dependent on its success in discovering or acquiring additional reserves and exploiting its current reserve base. Without natural gas reserve additions through exploration and development or acquisition activities, E&P's conventional natural gas reserves and production will decline over time as reserves are depleted. Exploring for, developing and acquiring reserves is highly capital intensive. To the extent cash flow from operations is insufficient to generate sufficient capital and external sources of capital become limited or unavailable, E&P's ability to make the necessary capital investments to maintain and expand its conventional natural gas reserves could be impaired. In addition, E&P's long term performance is dependent on its ability to consistently and competitively find and develop low cost, high- quality reserves that can be economically brought on stream. Market demand for land and services can also increase or decrease finding and development costs. There can be no assurance that Suncor will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

         E&P is in the process of divesting of an estimated $100 to $200 million of properties in 2000. It is expected that the majority of properties to be divested will be oil properties as E&P intends to focus on natural gas.

ABORIGINAL LAND CLAIMS. Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the government of Canada, certain governmental entities and the city of Fort McMurray, Alberta claiming, among other things, a declaration that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which Oil Sands and most of the other oil sand operations in Alberta are conducted. To Suncor's knowledge the aboriginal peoples have made no claims against Suncor and Suncor is unable to assess the effect, if any, the claim would have on its Oil Sands operations.

OPERATING HAZARDS AND OTHER UNCERTAINTIES. Each of Suncor's three principal operating business units, Oil Sands, E&P and Sunoco, require high levels of investment and have particular economic risk and opportunities. Generally, Suncor's operations are subject to hazards and risks such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills, any of which can cause personal injury, damage to property, equipment and the environment, as well as interrupt operations. In addition, all of Suncor's operations are subject to all of the risks normally incident to the transportation, processing and storing of oil, gas and other related products.

         At Oil Sands, the mining of oil sands, the extraction of bitumen from the oil sands, the upgrading of such bitumen into synthetic crude oil and other products involve particular risks and uncertainties. The Oil Sands plant located near Fort McMurray in northern Alberta is susceptible to loss of production, slowdowns, or restrictions on its ability to produce higher value products due to the interdependence of its component systems. In 1999, Oil Sands experienced two separate outages in its upgrader facility totaling 16 days. The outages were related to a change in feedstock resulting from the operation of the new fixed plant expansion. Severe climatic conditions at Oil Sands can cause reduced production and in some situations result in higher costs. While there is no finding cost associated with synthetic crude oil, mine development and expansion of production can entail significant capital outlays. The costs associated with synthetic crude oil production at Oil Sands are largely fixed and, as a result, operating costs per unit are largely dependent on levels of production.

         In Suncor's E&P business unit, the risks and uncertainties associated with the acquisition, development, exploration for, and production, transportation and storage of crude oil, natural gas and natural gas liquids should not be underestimated or viewed as predictable. E&P's operations are subject to all of the risks normally incident to the drilling of natural gas and oil wells, the operation and development of gas and oil properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow- outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, and other environmental risks. As noted above, E&P plans to divest its crude oil properties.

         Suncor's downstream business unit, Sunoco, is subject to all of the risks normally incident to the operation of a refinery, terminals and other distribution facilities, as well as service stations, including loss of product or slowdowns due to equipment failures or other accidents. During 1999, Sunoco experienced four minor slowdowns of its refinery as a result of equipment failure.

         Although Suncor maintains a risk management program, including an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. Losses resulting from the occurrence of these risks could have a material adverse impact on Suncor. Under the Company's business interruption insurance coverage, the Company would bear the first $70 million of any loss arising from a future insured incident at its Oil Sands operations.

         Suncor's Stuart Oil Shale Project in Gladstone, Australia, is also developmental in nature and involves the inherent risk associated with the use of new technology. Accordingly, the success of the project is not assured.

         In addition, there are also inherent risks, including political and foreign exchange risk, in investing in business ventures internationally.

INTEREST RATE RISK. Suncor is exposed to fluctuations in short term Canadian interest rates as a result of the use of floating rate debt. Suncor maintains a substantial portion of its debt capacity in revolving, floating rate bank facilities and commercial paper, with the remainder issued in fixed rate borrowings. To minimize its exposure to interest rate fluctuations, Suncor occasionally enters into interest rate swap agreements and exchange contracts to effectively fix the interest rate on floating rate debt.

EXCHANGE RATE FLUCTUATIONS. Suncor's Consolidated Financial Statements are presented in Canadian dollars. Results of operations are affected by the exchange rates between the Canadian dollar and the U.S. dollar. These exchange rates have varied substantially in the last five years. A substantial portion of Suncor's revenue is received by reference to U.S. dollar denominated prices. Oil prices are generally set in U.S. dollars, while Suncor's sales of refined products are primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar may therefore give rise to foreign currency exposure, either favorable or unfavorable. In the future, the strength of the Canadian dollar relative to foreign currencies could create additional uncertainties for Suncor as it pursues its international growth plans.

ENVIRONMENTAL RISKS. Environmental legislation affects nearly all aspects of Suncor's operations. These regulatory regimes are laws of general application that apply to Suncor in the same manner as they apply to other companies and enterprises in the energy industry. The regulatory regimes require Suncor to obtain operating licenses and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, and the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments are required before initiating most new major projects or undertaking significant changes to existing operations. In addition to these specific, known requirements, Suncor expects further changes will likely be required to preserve and protect the environment and quality of life. Some of the issues under discussion by Suncor include: possible cumulative impacts of oil sands development in the Athabasca region; reducing or stabilizing various emissions, including greenhouse gases; land reclamation and restoration; Great Lakes water quality; and reformulated gasoline to support lower vehicle emissions. Changes in environmental legislation could have a potentially adverse effect on Suncor from the standpoint of product demand, product reformulation and quality, and methods and costs of production and distribution. For example, cleaner-burning fuels may be mandated, causing additional costs, which may or may not be recoverable in the marketplace. The complexity and breadth of these issues make it extremely difficult to predict their future impact on Suncor. Management anticipates capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs and damages and the loss of important permits.

         Suncor is required to and has posted with the Department of Alberta Environmental Protection annually an irrevocable letter of credit, bond or other security equal to $0.03 per barrel of oil produced ($12 million as at December 31, 1999) as security for its reclamation activity. For the second phase of Project Millennium, Suncor has posted with the Department of Alberta Environmental Protection an irrevocable letter of credit equal to approximately $11 million, representing security for the estimated cost of reclamation activities relating to Project Millennium up to the end of the year 2000.

UNCERTAINTY OF RESERVE ESTIMATES. The reserve data for Suncor's Oil Sands and E&P business units included herein represent estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the control of Suncor. In general, estimates of economically recoverable reserves are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effect of regulation by governmental agencies, and future operating costs, all of which may vary considerably from actual results. The accuracy of any reserve estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. In the Oil Sands business unit, reserve estimates are based upon a geological assessment, including drilling and laboratory tests, and also consider current production capability and upgrading yields, current mine plans, operating life and regulatory constraints. In the E&P business unit, reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. For these reasons, estimates of the economically recoverable reserves attributable to any particular group of properties, and in E&P the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. At Oil Sands, the independent audit does not take into account the economic aspects of future reserves. Suncor's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material.

IMPACT OF MARGIN VOLATILITY ON SUNOCO. Sunoco's operations are sensitive to wholesale and retail margins for its refined products, including gasoline. Margin volatility is influenced by overall marketplace competitiveness, weather, the cost of crude oil (See "Volatility of Crude Oil and Natural Gas Prices") and fluctuations in supply and demand for refined products. Sunoco expects that margin volatility and overall marketplace competitiveness will continue.

         In December 1997 the National Energy Board authorized reversal of the flow of the Interprovincial Pipeline (Line 9) from Sarnia to Montreal. The reversal had been advocated by a number of Ontario refiners in order to provide access to competitively priced offshore crude oil. Sunoco did not participate in this industry initiative. The National Energy Board ruling makes 20% of the capacity of Line 9 available to shippers, including Sunoco, who were outside the group of refiners advocating the flow reversal. The flow reversal could result in Sunoco's competitors having greater access than Sunoco has to lower priced offshore crude oil.

IMPACT OF REFORMULATED FUELS ON SUNOCO. The automobile and manufacturing industry has put forward specifications for a worldwide, harmonized fuel standard. These new specifications, if adopted, could result in higher refining costs. In addition, new technology is enabling vehicles to use fuel more efficiently, could also increase refinery costs and reduce product demand. In late 1998 the Canadian government proposed a regulation mandating reduced sulphur levels in gasoline by 2002. Legislation was passed in 1999 that limits sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005. The Canadian refining industry will be faced with significant capital spending to as a result of implementing these regulations. Although the spending required by Sunoco to meet the new standards could be significant, Sunoco believes it will not be material to Suncor on a consolidated basis and that compliance spending will not put Sunoco at a competitive disadvantage. In the downstream, requirements with respect to fuels reformulation, together with legislative requirements, could result in higher costs that may not be fully recovered through increased prices to customers.

LABOUR RELATIONS. Suncor's hourly employees at its Oil Sands facility near Fort McMurray and its Sarnia refinery are represented by a labour union and an employee association, respectively. Suncor's collective agreement with the Communications, Energy and Paperworkers Union Local 707 at Oil Sands expires on May 1, 2001. Suncor believes that the current positive working relationship will continue and that a new agreement should be reached without work interruptions, although no assurance can be given in this regard. Any work interruptions could materially and adversely affect Suncor's business and financial position.

GOVERNMENTAL REGULATION. The oil and gas industry in Canada, including the oil sands industry, operates under federal, provincial and municipal legislation, regulation and intervention by governments in such matters as land tenure, prices, royalties, production rates, environmental protection controls, income, the export of oil, natural gas and other products, as well as other matters. This industry is also subject to regulation and intervention by governments in such matters as the awarding or acquisition of exploration and production, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights. Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely cost-effective basis, could result in delays and abandonment or restructuring of projects and increased costs, all of which could negatively affect future earnings and cash flow. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas, increase Suncor's costs and have a material adverse impact on Suncor's operations.

ITEM 4  SELECTED CONSOLIDATED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following selected consolidated financial information for each of the years in the five-year period ended December 31, 1999 is derived from Suncor's consolidated financial statements. The consolidated financial statements for each of the years in the five year period ended December 31, 1999 have been audited by PricewaterhouseCoopers LLP (formerly Coopers & Lybrand), Chartered Accountants. Suncor's 1999 audited consolidated financial statements include the audit report of PricewaterhouseCoopers LLP for each of the years in the three-year period ended December 31, 1999. The information set forth below should be read in conjunction with the MD&A and Suncor's consolidated comparative financial statements and related notes.

                                                                         YEAR ENDED DECEMBER 31,(1)
                                                                         --------------------------
                                                         1999           1998           1997           1996           1995
                                                         ----           ----           ----           ----           ----
                                                                    ($ MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues .....................................          2,387          2,070          2,154          2,100          1,901
Net earnings .................................            200            188            223            187            151
Per common share(1) ..........................           1.61           1.70           2.04           1.71           1.38
Cash flow provided from operations ...........            591            580            575            491            395
Per common share(1) ..........................           5.02           5.27           5.24           4.49           3.62
Capital and exploration expenditures .........          1,350            936            847            563            436

                                                                               AS AT DECEMBER 31,
                                                                               ------------------
                                                         1999           1998           1997           1996           1995
                                                         ----           ----           ----           ----           ----
                                                                                 ($ MILLION)
Total assets .................................          5,176          4,104          3,457          2,824          2,440
Long-term borrowings(2) ......................          1,307          1,299            773            401            259
Common shareholders' equity (3) ..............          1,628          1,519          1,401          1,247          1,127

Notes:

(1) Per share amounts for all years reflect a two-for-one share split in 1997 and payments on the preferred securities issued in 1999.

(2)      Includes current portion.

(3) Excludes Preferred Securities issued in 1999. See "Dividend Policy and Record".

                                                                                THREE MONTHS ENDED
                                                                                ------------------
                                         DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,
                                           1999       1999        1999       1999       1998        1998       1998       1998
                                         --------   ---------   --------   --------   --------   ---------   --------   --------
                                                             ($ MILLION EXCEPT PER SHARE AMOUNTS -- UNAUDITED)
Revenues ..............................    715         639         564        469        498        531        498        543
Net earnings ..........................     75          74          36         15         44         49         45         50
Per common share(1) ...................    0.61        0.61        0.27       0.12       0.39       0.44       0.41       0.46
Cash flow provided  from operations ...    222         147         129         93        128        170        138        144
Per common share(1) ...................    1.90        1.22        1.05       0.85       1.16       1.55       1.25       1.31

Note:

(1) Per share amounts for all quarters reflect a two-for-one share split in 1997 and payments on the preferred securities issued in 1999.

DIVIDEND POLICY AND RECORD

         Suncor's board of directors has established a policy of paying dividends on a quarterly basis. A dividend for the first quarter of 1999 has been declared of $0.17 per common share payable on March 24, 2000 to shareholders of record on March 15, 2000. This policy will be reviewed from time to time in light of Suncor's financial position, its financing requirements for growth, its cash flow and other factors considered relevant by Suncor's board of directors.

         During 1999, the Company completed a Canadian offering of $276 million of 9.05% preferred securities and a U.S. offering of US$162.5 million of 9.125% preferred securities, the proceeds of which totalled Canadian $507 million after issue costs of $17 million ($10 million after income tax credits of $7 million). The preferred securities are unsecured junior subordinated debt of the Company, due in 2048 and redeemable at the Company's option on or after March 15, 2004. Subject to certain conditions, the Company has the right to defer payment of interest on the securities for up to 20 consecutive quarterly periods. Deferred interest and principal amounts are payable in cash, or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the preferred securities. For accounting purposes, the preferred securities are classified as share capital in the consolidated balance sheet and the interest distributions thereon, net of income taxes, are classified as dividends. Proceeds from the offerings were used to repay commercial paper borrowings.

         The following table sets forth the per share amount of dividends paid by Suncor during the last five years.

                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                1999       1998       1997       1996       1995
                                                ----       ----       ----       ----       ----
Common Shares
Cash dividends(1) .....................        $ 0.68     $ 0.68     $ 0.68     $ 0.64     $ 0.57
Preferred Securities
Cash interest distributions ...........        $ 0.34        --         --         --         --

Note:

(1) Per share amounts for all years reflect a two-for-one share split in 1997.

ITEM 5  MANAGEMENT'S DISCUSSION AND ANALYSIS

         Suncor's Management's Discussion and Analysis, dated February 24, 2000, is incorporated by reference into and forms an integral part of this Annual Information Form, and should be read in conjunction with Suncor's consolidated comparative financial statements and the notes thereto.

ITEM 6  MARKET FOR THE SECURITIES OF THE ISSUER

         The common shares of Suncor are listed on The Toronto Stock Exchange in Canada, and on the New York Stock Exchange in the United States. To the best of management's knowledge, approximately 35% of Suncor's common shares are beneficially held by residents of the United States. Suncor's 9.05% preferred securities are listed on The Toronto Stock Exchange in Canada, and Suncor's 9.125% preferred securities are listed on the New York Stock Exchange in the United States.

ITEM 7  DIRECTORS AND OFFICERS

         As of the date hereof, Suncor's Board of Directors is comprised of eleven directors, increasing to thirteen at the April 19, 2000, Annual and Special Meeting. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed. The Board of Directors is required to have, and has, an Audit Committee but does not have an Executive Committee. The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee.

         The following table sets out certain information with respect to Suncor's directors as of February 24, 2000.

                                                                                       SECURITIES OF SUNCOR
                                                           PRINCIPAL OCCUPATION        BENEFICIALLY OWNED OR
                                                            OR EMPLOYMENT, AND         OVER WHICH CONTROL OR
                                                            MAJOR POSITIONS AND       DIRECTION IS EXERCISED
 NAME AND MUNICIPALITY OF        PERIODS OF SERVICE         OFFICES IN THE LAST         AS AT FEBRUARY 24,
         RESIDENCE                AS A DIRECTOR(1)              FIVE YEARS                    2000(2)
---------------------------      ------------------        ---------------------      -----------------------
Brian A. Canfield(5)(6)          November 10, 1995         President and Chief        4,026 Common Shares
Point Roberts, Washington        to Present                Executive Officer,
                                                           BCT.TELUS                  734.18 Deferred Share
                                                           Communications Inc.        Units(8)
                                                           (a telecommunications
                                                           company)

John T. Ferguson(4)(5)           November 10, 1995         Chairman, Princeton        4,114 Common Shares
Edmonton, Alberta                to Present                Developments Ltd. (a
                                                           real estate                344.69 Deferred Share
                                                           development                Units(8)
                                                           company), Chairman
                                                           and Director,
                                                           TransAlta
                                                           Corporation (an
                                                           electric utility
                                                           company)

Richard L. George(4)(5)          February 1, 1991          President and Chief        49,439 Common Shares
Calgary, Alberta                 to Present                Executive Officer,
                                                           Suncor Energy Inc.(7)

Poul Hansen(3)(4)                April 23, 1996 to         Chairman and General       3,413 Common Shares
Vancouver, British Columbia      Present                   Manager, Sperling
                                                           Hansen Associates
                                                           Inc. (an environmental
                                                           engineering consulting
                                                           company)

                                                                                       SECURITIES OF SUNCOR
                                                           PRINCIPAL OCCUPATION        BENEFICIALLY OWNED OR
                                                            OR EMPLOYMENT, AND         OVER WHICH CONTROL OR
                                                            MAJOR POSITIONS AND       DIRECTION IS EXERCISED
 NAME AND MUNICIPALITY OF        PERIODS OF SERVICE         OFFICES IN THE LAST         AS AT FEBRUARY 24,
         RESIDENCE                AS A DIRECTOR(1)              FIVE YEARS                    2000(2)
---------------------------      ------------------        ---------------------      -----------------------
John R. Huff(4)(5)               January 30, 1998          Chairman and Chief         5,046 Common Shares
Houston, Texas                   to Present                Executive Officer,
                                                           Oceaneering                754.34 Deferred Share
                                                           International, Inc.        Units(8)
                                                           (an oilfield
                                                           services company)

Michael M. Koerner(5)(6)         May 31, 1977 to           President, Canada          4,000 Common Shares
Toronto, Ontario                 January 27, 1994;         Overseas Investments
                                 October 1, 1995 to        Limited (a venture         872.63 Deferred Share
                                 Present                   capital investment         Units(8)
                                                           management company)

Robert W. Korthals(3)(6)         April 23, 1996 to         Corporate Director         4,000 Common Shares
Toronto, Ontario                 Present
                                                                                      917.43 Deferred Share
                                                                                      Units(8)

M. Ann McCaig(3)(4)              October 1, 1995 to        President, VPI             2,544 Common Shares
Calgary, Alberta                 Present                   Investments Ltd. (a
                                                           private investment         787.45 Deferred Share
                                                           holding company)           Units(8)

Bill N. Rutherford(3)(6)         November 22, 1988         Retired Senior Vice        2,029 Common Shares
Naples, Florida                  to April 28, 1993;        President, Human
                                 April 28, 1994 to         Resources and              468.79 Deferred Share
                                 Present                   Administration,            Units(8)
                                                           Sunoco, Inc.,
                                                           formerly Sun
                                                           Company, Inc. (an
                                                           energy resources
                                                           company)

JR Shaw(3)(4)                    January 30, 1998          Executive Chairman         16,000 Common Shares
Calgary, Alberta                 to Present                of the Board, Shaw
                                                           Communications Inc.        734.18 Deferred Share
                                                           (a diversified             Units(8)
                                                           communications
                                                           company)

W. Robert Wyman(5)(6)            November 25, 1987         Chairman of the            16,200 Common Shares
West Vancouver, British          to Present                Board of Directors
Columbia                                                   of Suncor Energy Inc.      1,006.13 Deferred
                                                                                      Share Units(8)

-------------------------

(1) Suncor was formed by the amalgamation of Great Canadian Oil Sands Limited and Sun Oil Company Limited on August 22, 1979. On January 1, 1989, Suncor amalgamated with a wholly owned subsidiary under the CANADA BUSINESS CORPORATIONS ACT. Each nominee has been a director of Suncor or one of the amalgamating companies for the periods described.

(2) The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Where a nominee holds a fractional Common Share, the holdings reported have been rounded down to the nearest whole Common Share. Certain of the Common Shares held by Mr. George and Mr. Hansen are held jointly with their respective spouses. The number of Common Shares held by Mr. George includes 740 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family.

(3)      Member of the Audit Committee.

(4)      Member of the Environment, Health and Safety Committee.

(5)      Member of the Board Policy, Strategy Review and Governance Committee.

(6)      Member of the Human Resources and Compensation Committee.

(7) Mr. George is also the President and a director of Sunoco Inc. ("Sunoco"), Suncor's refining and marketing subsidiary.

(8) Deferred Share Units (DSU's) are not securities but are included in this table for informational purposes. DSU's are issued to outside directors electing to receive same in lieu of cash compensation, and entitle directors to a cash payment when he or she ceases to hold office as a director, equal to the number of DSU's multiplied by the market value of a Suncor common share at the time of payment.

         Each of the directors named above has been engaged in the principal occupation indicated above for the past five years, except for: Mr. Canfield, who in 1998 was Chairman, BC TELECOM Inc. and BC TEL, and who from 1993 to 1997 was Chief Executive Officer and Chairman, BC TELECOM Inc. and BC TEL; Mr. Ferguson, who from 1996 to 1998 was also Chief Executive Officer, Princeton Developments Ltd., in addition to his current position as Chairman, Princeton Developments Ltd., and who prior to 1996 was President and Chief Executive Officer, Princeton Developments Ltd.; Mr. Hansen, who, in 1995 and prior thereto, was President, Highland Valley Copper (a mining company); Mr. Huff, who in 1998 and prior thereto was also President, Oceaneering International, Inc., in addition to his current position as Chairman and Chief Executive Officer, Oceaneering International, Inc.; Mr. Korthals, who in 1995 and prior thereto, was President of The Toronto-Dominion Bank (a chartered bank); Mr. Shaw, who in 1998 and prior thereto was Chairman and Chief Executive Officer of Shaw Communications Inc.; and Mr. Wyman, who served as Chairman of the Board of Finning Ltd. (a heavy duty construction equipment marketing and leasing company) from 1992 to 1996 and who in 1999 and prior thereto was Vice Chairman of the Board of Directors of Fletcher Challenge Canada Limited.

         The following are officers of the Company. Except where otherwise indicated, the persons named in the table below held the offices set out opposite their respective names as at December 31, 1999 and as of the date hereof.

        NAME AND MUNICIPALITY OF RESIDENCE                                      OFFICE(1)
        ----------------------------------                                      ---------
W. Robert Wyman......................................  Chairman of the Board
West Vancouver, British Columbia

Richard L. George....................................  President and Chief Executive Officer
Calgary Alberta

Barry D. Stewart.....................................  Group Executive Vice President, Exploration and Production
Calgary, Alberta                                       (prior to January 1, 2000)
                                                       Executive Vice President, In-Situ and International Oil (from
                                                       January 1, 2000)

Mike Ashar...........................................  Executive Vice President, Oil Sands
Fort McMurray, Alberta

Michael W. O'Brien...................................  Executive Vice President, Sunoco (prior to January 1, 2000)
Canmore, Alberta                                       Executive Vice President, Corporate Development and Chief
                                                       Financial Officer (from January 1, 2000)

David W. Byler.......................................  Chief Financial Officer (prior to January 1, 2000)
M.D. of Rockyview, Alberta                             Executive Vice President, Exploration and Production (from
                                                       January 1, 2000

Thomas L. Ryley......................................  Vice President, Planning and Corporate Development (prior to
Toronto, Ontario                                       January 1, 2000)
                                                       Executive Vice President, Sunoco (from January 1, 2000)

        NAME AND MUNICIPALITY OF RESIDENCE                                      OFFICE(1)
        ----------------------------------                                      ---------
Terrence J. Hopwood..................................  Vice President, General Counsel and Secretary
Calgary, Alberta

Sue Lee..............................................  Senior Vice President, Human Resources and
Calgary, Alberta                                       Communications

J. Kenneth Alley.....................................  Treasurer (prior to January 1, 2000)
Calgary, Alberta                                       Vice President, Finance (from January 1, 2000)

Janice B. Odegaard...................................  Assistant Secretary
Calgary, Alberta

Note:

(1) The principal occupation of each officer is the specified office with Suncor, with the exception of Ms. Odegaard, who is also Corporate Director, Legal Affairs, of Suncor.

         All of the foregoing officers of the Company have, for the past five years, been actively engaged as executives or employees of Suncor or its affiliates, except: Mr. Wyman, who is a non-executive Chairman of Suncor; Ms. Lee, who prior to March 1996 was Vice President, Human Resources, TransAlta Corporation; and Ms. Odegaard, who prior to July 1995 was a partner, Atkinson Milvain.

         The percentage of common shares of Suncor owned beneficially, directly or indirectly, or over which control or direction is exercised by Suncor's directors and senior officers, as a group, is less than one percent.

ITEM 8  ADDITIONAL INFORMATION

         Copies of the documents set out below may be obtained without charge by any person upon request to the Secretary, Suncor Energy Inc., Box 38, 112 - 4 Avenue S.W., Calgary, Alberta, T2P 2V5:

    (i) The current Suncor Annual Information Form together with any pertinent information incorporated by reference therein;

    (ii) The current Suncor comparative financial statements for the most recently completed financial year and the report of the auditors relating thereto, together with any subsequent interim financial statements;

    (iii) Suncor's management proxy circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

    (iv) Any other documents incorporated by reference into Suncor's most recent preliminary short form prospectus or short form prospectus if securities of Suncor are in the course of distribution pursuant to such documents.

         Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Suncor's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Suncor's most recent management proxy circular for its most recent annual meeting of its shareholders. Additional financial information is provided in Suncor's comparative financial statements for its most recently completed financial year.